16

Follow-Up Materials

06014492

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sanyo Electric Co, Ltd

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

JUN 20 2006

**NEW ADDRESS

THOMSON FINANCIAL

FILE NO. 82- 264 FISCAL YEAR 3-31-06

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 6/19/06

AR/S

June 8, 2006

Toshimasa Iue
Executive Director & President
SANYO Electric Co., Ltd.
5-5, Keihan-Hondori 2-chome
Moriguchi-shi, Osaka, JAPAN

To the Shareholders

NOTICE OF THE 82nd ORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 82nd Ordinary General Meeting of Shareholders of the Company shall be convened at the place and date given below. Your attendance is cordially requested.

If you are not attending the meeting in person, you may exercise your voting right by using the enclosed voting right exercise form or through the Internet. Please read the reference materials attached hereto and kindly exercise your voting right by one of the methods.

[Exercising Voting Right by Postal Mail]
Please indicate your vote by selecting yes or no for the bills on the enclosed voting right exercise form, place your seal thereon, and return it to us by mail.

[Exercising Voting Right on Internet]
Please enter your vote by selecting yes or no for the bills in the voting right exercise site on the Internet (http://www.webdk.net). Use the "Voting Right Exercise Code" and "Provisional Password" provided on the enclosed voting right exercise form to access the site.
When you apply for exercising your voting right on the Internet, be sure to read "Application Procedure for Exercising Voting Right on Internet" described on Page 63.

NOTES

1. Time & Date of the Meeting: Friday, June 23, 2006, at 10:00 a.m.
2. Place of the Meeting: The main hall in Umeda Arts Theater
   19-1, Chayamachi, Kita-ku, Osaka-shi, Osaka, JAPAN
3. Agenda of the Meeting:

Reports to the Shareholders:

1. Annual Business Report, Balance Sheet and Statement of Income for the 82nd Term (April 1, 2005 to March 31, 2006)
2. Consolidated Balance Sheet, Consolidated Statement of Income, and Audit Reports of Accounting Auditors/Board of Corporate Auditors for Consolidated Financial Reports for the 82nd Term (April 1, 2005 to March 31, 2006)

Agenda for the Shareholders' Meeting:

Bill No. 1: Presentation and Approval of Proposed Appropriation of Loss for the 82nd Term (April 1, 2005 to March 31, 2006)
Bill No. 2: Partial Revisions to the Articles of Incorporation
A summary of this bill given in "Explanatory Voting Information" on pages 40-57
Bill No. 3: Election and Appointment of Nine Directors
Bill No. 4: Election and Appointment of One Corporate Auditor

(Attachment)

Annual Business Report (From April 1, 2005 to March 31, 2006)

1. OUTLINE OF BUSINESS PERFORMANCE

(1) SANYO Electric Group Business Progress and Performance

General Business Situation

This term the Japanese economy, even with some destabilizing factors like the surge in crude oil prices, continued to be on a recovery trend as a result of growth of corporate earnings and increase in private capital investment and consumer spending. The global economy grew steadily thanks to economic expansion in the U.S. and Asian countries including China.

Meanwhile, the environment surrounding SANYO Electric Group continued to be severe due to intensified price competition in various product fields, including digital consumer electronics, resulting from diversification of consumer needs and shortening product-life cycle as well as other factors.

To overcome this harsh condition, in July 2005, SANYO Electric Group launched our new vision – "Think GAIA" with the aim of becoming "An Enterprise Pleasing to the Earth and Life," and in line with this, our three-year structural reform project - "SANYO EVOLUTION PROJECT" was instituted with the following major plans:

1) Reorganize Business Portfolio
2) Reinvent Corporate Culture, Reform Organization and Management Process
3) Improve Financial Condition.

In addition, based on this project the "Mid-Term Business Plan (FY2005 – FY2007)" was formulated in November 2005. In this plan, with the focus on working to become a "Provider of Cutting-edge Environment and Energy Products and Services," the following 3 core businesses have been specified as areas where we are concentrating our management resources:

1) Power solution (rechargeable batteries, in-car audio-visual equipment, and others)
2) Heating & Refrigeration / Commercial (refrigeration showcases, photo voltaic systems, and others)
3) Personal Mobile Equipment (digital cameras, cellular phones, and others).

With the aim of achieving growth and expansion in these core businesses, we proactively conducted business activities such as reaching an agreement with Volkswagen Group in Germany on advancing joint development of a next generation nickel hydride battery system for HEVs (Hybrid Electric Vehicles) and starting a full-fledged negotiation with Nokia Corp. in Finland toward establishing a new global-scale CDMA cellular phone company.

Further, we specified the following four businesses: audio-visual equipment (TVs and others); white goods; semiconductors; and financial business as areas subject to structural reforms with plans for drastic overhaul of their business model. We have already undertaken some actions accordingly, including transferring a portion of our company-owned shares of SANYO Electric Credit Co., Ltd. to another company, reaching a basic agreement with Quanta Computer Inc. in Taiwan on establishing a corporate joint venture for flat-screen televisions, and making the decision to spin off the semiconductor business into a separate company as of July 1, 2006.

Thus, while working to accelerate choosing and concentrating of businesses, we pursued streamlining of business as part of the "SANYO EVOLUTION PROJECT." As a result, we implemented corporate downsizing as planned and sale of assets such as old factory sites and company-owned listed shares earlier than previously planned. At the same time, we worked to further reduce costs through promoting thoroughgoing reinforcement of the material purchasing function and logistics function.

Furthermore, we set up the positioning for products developed to be "Pleasing to the Earth and Life" based on our new vision as "Think GAIA" products. On this basis, during this term, we released the following new products: the "eneloop" – a nickel hydride battery; the "Xacti DMX-HD1" – a digital movie camera; the "VW-VF8A" – a commercial air cleaning system; and the "AQUA" – a drum washer/dryer. The "eneloop" has a low self-discharge characteristic and can be recharged over 1,000 times. The "Xacti DMX-HD1" is capable of 5.1-megapixel photography while recording a high-resolution movie. The "VW-VF8A" has the "Virus Washer" function to inhibit the growth of viruses that drift on the indoor air by using the effect of alpha-electrolyzed water. The "AQUA" is characterized by its newly-developed function to disinfect and deodorize clothes by air (ozone).

An analysis of the various business sectors in terms of sales performance shows that there was an increase in sales of cellular phones for North America, lithium-ion batteries for mobile equipment, and solar cells which are making good progress in the domestic market and European market. However, with increasingly fierce competition, sales of domestic cellular phones, TVs, and optical pickups decreased. In addition, the semiconductor business suffered a stagnation of new product development in the wake of the Niigata Prefecture Chuetsu Earthquake, resulting in another fall in revenue this year.

As a result, net sales for this term were down 3.5% on the previous year to 2 trillion 397,026 million yen. Within that total, domestic sales were down 7.7% on the previous year to 1 trillion 162,390 million yen, while overseas sales were up 0.8% on the previous year to 1 trillion 234,636 yen.

As for income, due to a decrease in sales and inventory valuation review implemented in step with substantial progress of structural reforms, there was an operating loss of 17,154 million yen. Also, we undertook a review of all the businesses and their assets based on the structural reform project and accounted for restructuring expenses, impairment loss of fixed assets, and others, resulting in a net loss from continuing operations before income taxes of 165,696 million yen and a net loss for this term of 205,661 million yen.

The business performance this term has turned out to be the way it is as a result of pursuing the "Mid-Term Business Plan" in which accrual of extra expenses such as restructuring expenses was expected. However, we deeply regret that we could not circumvent the heavy losses being incurred for the second consecutive year. In this regard, we do apologize to our shareholders for the inconvenience and anxiety caused.

Since there was the prospect of such losses being accounted for, in order to reinforce the financial position and to regain the creditworthiness of SANYO Electric Group so that the goals of the "Mid-Term Business Plan" can be achieved, on March 14, 2006 we implemented allocation of new shares to a third party totaling approximately 300 billion yen which was approved at the extraordinary meeting of shareholders held on February 24, 2006.

Finally, as for the dividend for this term, we have decided to withhold payment because of the current circumstances. We sincerely request the understanding of our shareholders.

Note: Operating loss is calculated based on financial reporting principles generally accepted in Japan by subtracting cost of sales and selling and general administrative expenses from net sales and other operating revenue.

Overviews for Each Business Sector

Sales for each business sector are outlined below.

Consumer Business Sector

As for audio-visual/information communication equipment, there was an increase in sales of cellular phones overseas thanks to the steady increase in order quantity, primarily in the North American market, and in sales of "GORILLA" - a popular navigation system series. However, due to a decrease in the volume of shipments, sales of domestic cellular phones and PHS cell stations declined. Further, due to fierce competition and price decline in the digital consumer electronics market, sales of digital cameras, TVs, and LCD projectors also decreased. As a result, overall sales of audio-visual and information communication equipment decreased. Meanwhile, we started full-fledged negotiation with Nokia Corp. in Finland toward establishing a new global-scale CDMA cellular phone company. In addition, we reached a basic agreement with Quanta Computer Inc. in Taiwan on establishing a corporate joint venture for flat-screen televisions.

As for electric home appliances, while sales of refrigerators increased thanks to the steady growth of sales overseas, sales of air conditioners and washing machines were sluggish.

The result was that net sales were down 6.6% on the previous year to 1 trillion 146,765 million yen.

Commercial Business Sector

In spite of the decrease in the number of new stores opened by domestic major distributor chains, sales of showcases for supermarkets and convenience stores showed steady growth domestically and also in China. As a result, their overall sales increased. As for large air conditioners, package type air conditioners for China and for school facilities in Japan made good progress. In the Medical Systems business, thanks to stronger replacement demand for medical systems, there was a good demand for electronic medical chart systems and dispensing systems.

The result was that net sales were up 10.4% on the previous year to 234,962 million yen.

Component Business Sector

In addition to the steady growth of the cellular phone and notebook computer markets, sales of lithium-ion batteries increased through sales expansion in new economic zones such as BRICs (Brazil, Russia, India, and China) and in the markets for portable audio players, electric tools, and others. As for nickel hydride batteries, consumer rechargeable batteries, including the "eneloop" released in November 2005, made good progress. Sales of solar cells substantially increased after manufacturing of solar cell modules was started in Hungary in order to meet active demand in the European market, primarily in Germany. As a result, overall sales of batteries increased. In addition, as for rechargeable batteries for HEVs (Hybrid Electric Vehicles), we reached an agreement with Volkswagen Group in Germany on advancing joint development of a next generation nickel hydride battery system.

In spite of the fall in unit price of condensers and vibrating motors, electronic components showed growth in sales quantity thanks to active demand in the cellular phone and notebook computer markets and their sales increased accordingly.

Meanwhile, as for semiconductors, due to the stagnation of new product development in the wake of the Niigata Prefecture Chuetsu Earthquake, the number of orders received from customers did not return to the pre-earthquake level, resulting in a fall in sales. In addition, the decision was made to spin off our semiconductor business into a separate company as of July 1, 2006.

Sales of optical pickups also decreased due to price decline.

As for the LCD business, Sanyo Epson Imaging Devices Corporation was established on October 1, 2004 as a joint venture with Seiko Epson Corporation and the application of the equity method resulted in a sales decrease compared with the previous year.

The result was that net sales were down 3.7% on the previous year to 911,750 million yen.

Other Business Sectors

In the financial business, with the transfer of a portion of our company-owned shares of SANYO Electric Credit Co., Ltd. to an affiliate company ofthe Goldman Sachs Group Inc. on December 27, 2005, SANYO Electric Credit Co., Ltd. is no longer a consolidated subsidiary of SANYO Electric Co., Ltd.

In the logistics business, SANYO Electric Logistics Co., Ltd. expanded their business of distributing goods to mass retailers of consumer electronics in their 3rd party logistics business, in which they handle all the logistic operations of an enterprise. In addition, SANYO Electric Logistics Co., Ltd. was listed on the Jasdaq Securities Exchange as of October 6, 2005.

The result was that the combined net sales of these business sectors were up 6.5% on the previous year to 103,549 million yen, and operating revenue was up 13.7% to 87,279million yen.

(Net Sales for Each Business Sector)

(million yen)

Sector	Sales amount	Share of Total Sales	As compared with the previous term
Consumer Business	1,146,765	47.8%	93.4%
Commercial Business	234,962	9.8%	110.4%
Component Business	911,750	38.0%	96.3%
Other Business	103,549	4.4%	106.5%
Total	2,397,026	100.0%	96.5%

Overview of Research and Development

As SANYO Electric Group aims to become "An Enterprise Pleasing to the Earth and Life," the Technology R&D Headquarters works as one with each internal company enabling us to create products from a new perspective through making full use of our proprietary technologies based on the three major themes of "Environment," "Energy," and "Lifestyles."

Consequently, during this term, we have developed creative new technologies and products as shown below.

<Main technologies and products newly developed>

["Think GAIA" Products]

Nickel Hydride Battery

Development and commercialization of a nickel hydride battery as a product ushering in a new lifestyle in which there is no disposal of batteries. This new rechargeable battery is sold charged and therefore ready for immediate use after purchase, just like a dry-cell battery, and can be recharged over 1,000 times.

Movie Camera

Development and commercialization of a digital movie camera capable of 5.1 megapixel photography simultaneously with high-resolution movie recording.

Air Cleaning System

Development and commercialization of a commercial air cleaning system incorporating the "Virus Washer" function to inhibit the growth of airborne viruses without using a chemical agent by employing our technology to generate electrolyzed water through tap water electrolysis.

Washer/Dryer

Development and commercialization of a drum washer/dryer using the power of air (ozone). With the power of air (ozone), this washer/dryer disinfects and deodorizes clothes at home without using water,

(To be continued on next page)

and also, purifies rinse water which reduces water consumption.

Navigation System

Development and commercialization of a portable HDD navigation system with a built-in tuner capable of receiving "1seg" - a mobile digital terrestrial broadcast through which stable TV images can be enjoyed in a moving car.

Solar Cell

Development and commercialization of a 270W HIT* solar cell module capable of higher output that enables a drastic reduction in the number of modules which need to be installed.

*Heterojunction with intrinsic thin layer

Showcase

Development and commercialization of a simple-appearance showcase for supermarkets with an improved food freshness preservation function and a new lighting system capable of enhancing food appearance while being energy-efficient.

Cell Culture Equipment

Development and commercialization of an automatic cell culture sample transfer system which has temperature and humidity control, is vibration free, and prevents bacterial contamination that tends to occur through manual handling.

Cellular Phones

- Development and commercialization of a safety/security conscious cellular phone for children incorporating a "security buzzer" which is linked with a function to automatically call an emergency contact and send positional information by GPS.
- Development and commercialization of a cellular phone capable of receiving "1seg" - a mobile digital terrestrial broadcast enabling high-resolution high-quality sound TV viewing.

LCD Projector

Development and commercialization of a home LCD projector with exceptionally high contrast due to the industry's first twin iris system and which has greater flexibility in terms of projector positioning because of its high-performance zoom lens and the ability to shift the lens so it can be aimed across a broad radius.

Vibration Motor

Development and commercialization of the industry's first thin vibration motor using a DIP substrate for thin cellular phones.

Optical Pickup

Development and commercialization of a 3-system compatible optical pickup capable of handling HD DVD/DVD/CD.

In-car LSI

Development and commercialization of the industry's first in-car digital receiver LSI which includes a high-resolution broadcast down-decode reception function and a "1seg" broadcast reception function in one chip.

Overview of Capital Investment

This term SANYO Electric Group directed our capital investment primarily to the component business sector represented by rechargeable batteries and solar cells. The total capital investment amounted to 73.1 billion yen.

One of the major items was manufacturing facility investment for rechargeable batteries for HEVs (Hybrid Electric Vehicles) and solar cells.

Capital Procurement

As for capital procurement for SANYO Electric Group, on March 14, 2006, SANYO Electric Co. Ltd. obtained funds totaling approximately 300 billion yen through preferred share issuance by a third-party allotment.

(2) SANYO Electric Group's Future Outlook and Points Requiring Appropriate Measures

While there are some destabilizing factors like the surge in crude oil prices, the overall global economy, centering on the U.S. and China, is expected to maintain its stability. There is also a favorable outlook for the Japanese economy to make a brisk recovery.

Against this backdrop, with advances in the globalization of the economy, inter-enterprise competition in the electronics industry will further intensify. However, a benefit of the growing awareness of environment issues worldwide, particularly in Europe, is that as SANYO Electric Group aims to become a "Provider of Cutting-edge Environment and Energy Products and Services" there will be more business opportunities for us.

Reflecting this situation, on March 14, 2006, SANYO Electric Co., Ltd. implemented allocation of new shares to a third party totaling approximately 300 billion yen for the purpose of solidifying our financial base to achieve rejuvenation of SANYO Electric Group. In the future, we will further concentrate our management resources on the three specified core businesses of SANYO Electric Group: "Power Solution," "Heating & Refrigeration / Commercial," and "Personal Mobile Equipment," and advance our business with aggressive measures and policies.

In particular, we will intensify facility investment and research and development investment in these core businesses. This will enable us to further improve the products reflecting our core competence such as solar cells, rechargeable batteries for HEVs (Hybrid Electric Vehicles), and next-generation cellular phones, whose markets are expected to expand further in the future.

At the same time, in the area of structural reform, we undertook activities such as working toward establishing a corporate joint venture for TV business and spinning off the semiconductor business into a separate company. Thus, our future direction has been made clear. It is our determination to further advance our business model reform so as to carry through as a self-sustaining business organization.

Furthermore, in order to maximize business efficiency throughout SANYO Electric Group, we will implement the following measures:

1) Lower the cost percentage through thoroughgoing functional reinforcement in terms of business management, purchasing, manufacturing technology, logistics, and inventory control
   As part of this, SANYO International Procurement Center has been set up in China
2) Reinforce global business management function to increase overseas sales
3) Continue to focus on offering "Think GAIA" products that will follow the "eneloop" – a nickel hydride batter, the "AQUA" – a drum washer/dryer, and others.

In the "SANYO EVOLUTION PROJECT," we will move forward from the stage of "streamlining" to "restructuring." As we are transforming into a business organization capable of sustainable growth, we will review all the businesses and functions of SANYO Electric Group. Thus, we will vigorously push forward to further advance our reforms to reach the final stage of "growth" as quickly as possible.

SANYO Electric Group, through pursuing these measures, will be united in our resolve to achieve the goals of the "Mid-Term Business Plan" instituted in November 2005. We will give our maximum effort to realize a recovery of business performance, increase incomes, and maximize corporate value so as to meet the expectations of our shareholders who have supported us thus far.

We would like to ask all of our shareholders for their continued understanding and support.

(3) SANYO Electric Co., Ltd. and Subsidiaries Business Results and Assets for the Past 4 Years

① SANYO Electric Co., Ltd. and Subsidiaries Business Results and Assets for the Past 4 Years

Fiscal year / Items	Fiscal 2002 (The 79th) (Apr. 1, 2002 to Mar. 31, 2003)	Fiscal 2003 (The 80th) (Apr. 1, 2003 to Mar. 31, 2004)	Fiscal 2004 (The 81st) (Apr. 1, 2004 to Mar. 31, 2005)	Fiscal 2005 (The 82nd) (Apr. 1, 2005 to Mar. 31, 2006)
Net Sales	¥ 2,182,553 Mil.	¥ 2,508,018 Mil.	¥ 2,484,639 Mil.	¥ 2,397,026 Mil.
Operating Income	¥ 57,963 Mil.	¥ 87,113 Mil.	¥ 35,236 Mil.	¥ −17,154 Mil.
Net Income from Continuing Operations before Income Taxes	¥ −80,072 Mil.	¥ 41,523 Mil.	¥ −68,767 Mil.	¥ −165,696 Mil.
Net Income	¥ −61,671 Mil.	¥ 13,400 Mil.	¥ −171,544 Mil.	¥ −205,661 Mil.
Net Income per Share	¥ −33.10	¥ 7.22	¥ −92.48	¥ −194.96
Total Assets	¥ 2,686,967 Mil.	¥ 2,643,627 Mil.	¥ 2,600,677 Mil.	¥ 2,154,837 Mil.
Stockholders' equity	¥ 426,026 Mil.	¥ 497,302 Mil.	¥ 288,268 Mil.	¥ 402,892 Mil.
Book Value per Share	¥ 229.63	¥ 268.07	¥ 155.42	¥ 16.76

(Notes)

1. All of our consolidated financial statements are prepared in conformity with U.S. accounting standards.
2. Net income per share is calculated on the basis of the total average number of shares issued during the term. Book value per share is calculated on the basis of the total number of shares issued at the end of each term. Treasury stocks are excluded from the total average number of shares issued during the term and the total number of shares issued at the end of each term. Further, net income per share and book value per share for fiscal 2005 are calculated in consideration of preferred shares.
3. From fiscal 2005, based on Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," our company made SANYO Electric Credit Co., Ltd. a discontinued operation. Accordingly, past numerical values have been recalculated in the same way as for fiscal 2005.
4. Operating income is calculated based on financial reporting principles generally accepted in Japan by subtracting cost of sales and selling and general administrative expenses from net sales and operating revenue.

In fiscal 2002, products such as digital cameras, cellular phones, semiconductors, and electronic components made steady progress and accordingly both net sales and operating income increased. However, due to investment securities appraisal loss resulting from the decline of the stock market and write-down of investments and claimable assets, there turned out to be a net loss in accounting for the term.

In fiscal 2003, digital products including digital cameras and cellular phones and related products such as optical pickups made good progress. Further, sales of lithium ion batteries also increased significantly. As a result, our revenues and income increased.

In fiscal 2004, sales of products such as cellular phones, color TVs for the U.S., and solar cells increased, but sales of digital cameras decreased. Further, in addition to accrual of earthquake disaster related loss, the deferred income tax assets were partially written off, resulting in a net loss in accounting for the term.

An outline of business for fiscal 2005 is provided in Section (1) SANYO Electric Group Business Progress and Performance.

② SANYO Electric Co., Ltd. Business Results and Assets for the Past 4 Years

Fiscal year / Items	Fiscal 2002 (The 79th) (Apr. 1, 2002 to Mar. 31, 2003)	Fiscal 2003 (The 80th) (Apr. 1, 2003 to Mar. 31, 2004)	Fiscal 2004 (The 81st) (Apr. 1, 2004 to Mar. 31, 2005)	Fiscal 2005 (The 82nd) (Apr. 1, 2005 to Mar. 31, 2006)
Net Sales	¥ 1,172,497 Mil.	¥ 1,377,197 Mil.	¥ 1,458,981 Mil.	¥ 1,353,445 Mil.
Operating Income	¥ 11,211 Mil.	¥ 24,422 Mil.	¥ −4,107 Mil.	¥ −40, 072 Mil.
Ordinary Income	¥ 9,110 Mil.	¥ 13,427 Mil.	¥ 482 Mil.	¥ −48, 275 Mil.
Net Income	¥ −53,869 Mil.	¥ 4,398 Mil.	¥ −87,800 Mil.	¥ −360,991 Mil.
Net Income per Share	¥ −28.91	¥ 2.37	¥ −47.33	¥ −174.73
Total Assets	¥ 1,385,279 Mil.	¥ 1,454,828 Mil.	¥ 1,429,432 Mil.	¥ 1,321,013 Mil.
Stockholders' equity	¥ 558,071 Mil.	¥ 578,274 Mil.	¥ 476,057 Mil.	¥ 413,357 Mil.
Book Value per Share	¥ 300.79	¥ 311.72	¥ 256.67	¥ 18.46

(Notes)

Net income per share is calculated on the basis of the total average number of shares issued during the term. Book value per share is calculated on the basis of the total number of shares issued at the end of each term. Treasury stocks are excluded from the total average number of shares issued during the term and the total number of shares issued at the end of each term. Further, net income per share and book value per share for fiscal 2005 are calculated in consideration of preferred shares.

2. OUTLINE OF THE COMPANY

(As of March 31, 2006)

(1) SANYO Electric Group's Major Businesses

Major products and businesses of our Group are listed below.

Consumer Business Sector

Color TVs, Plasma TVs, LCD TVs, Video Cassette Recorders (VCRs), DVD players, video cameras, digital cameras, liquid crystal projectors, digital voice recorders, car stereos, compact disks, facsimiles, cordless phones, cellular phones, PHS mobile phones, PHS cell stations, navigation systems, LCDs, refrigerators, freezers, washing machines, dryers, microwave ovens, air-conditioners, vacuum cleaners, electric fans, massage chairs, dishwasher/dryers, electromagnetic cookers, toasters, rice cookers, integrated kitchen systems, electric heaters, air cleaners, dehumidifiers, Ecocute, electric hybrid bicycles, electrical equipment for bicycles, pumps, and battery application products such as electric shavers

Commercial Business Sector

Showcases for freezing, refrigerating and cold water, refrigerated showcases for supermarkets, commercial refrigerator-freezers, prefab refrigerator-freezers, ice makers, package-type air-conditioners, gas engine heat pump air-conditioners, gas-fired absorption heater/chillers, commercial air purifying system, medical sterilizers, medical cold storage equipment, ultra-deep freezers, tablet packaging machines, medical computers, dispensers, and golf-cart systems

Component Business Sector

MOS-LSIs, BIP-LSIs, thick film ICs, liquid crystal panels, transistors, diodes, CCDs, LEDs, semiconductor lasers, optical pickups, organic semiconductor capacitors, other electronic components, lithium-ion batteries, nickel-cadmium batteries, nickel-hydrogen batteries, lithium batteries, alkaline-manganese batteries, solar cells, rechargeable batteries for HEVs (Hybrid Electric Vehicles), and compressors for freezing, refrigerating and air-conditioning

Other Business Sectors

Logistics, maintenance, information services, and housing related businesses

(2) SANYO Electric Group's Major Sales Offices and Plants

	Name		Location
Major domestic business locations	SANYO Electric Co., Ltd.	Headquarters	Moriguchi-shi, Osaka
		Tokyo Building	Taito-ku, Tokyo
		Technology R&D Headquarters	Hirakata-shi, Osaka
		Tokyo Plant	Oizumi-cho, Ora-gun, Gunma
		Gifu Plant	Anpachi-cho, Anpachi-gun, Gifu
		Shiga Plant	Otsu-shi, Shiga
		Daito Plant	Daito-shi, Osaka
		Sumoto Plant	Sumoto-shi, Hyogo
		Nishikinohama Plant	Kaizuka-shi, Osaka
		Tokushima Plant	Matsushige-cho, Itano-gun, Tokushima
	Tottori SANYO Electric Co., Ltd.		Tottori-shi, Tottori
	SANYO Semiconductor Manufacturing Co., Ltd.		Ojiya-shi, Niigata
	Kanto SANYO Semiconductors Co., Ltd.		Oizumi-cho, Ora-gun, Gunma
	SANYO Seimitsu Co., Ltd.		Ueda-shi, Nagano
	SANYO Sales & Marketing Corp.		Moriguchi-shi, Osaka
	SANYO Commercial Sales Co., Ltd.		Bunkyo-ku, Tokyo
	SANYO Semicon Device Co., Ltd.		Taito-ku, Tokyo
Major overseas business locations	SANYO North America Corp.		California, USA
	SANYO Manufacturing Corp.		Arkansas, USA
	SANYO Energy (U.S.A.) Corp.		California, USA
	SANYO Europe Ltd.		Hertfordshire, UK
	SANYO Asia Pte., Ltd.		Singapore
	SANYO Pt (M) Sdn. Bhd.		Johore, Malaysia
	SANYO Electric (China) Co., Ltd.		Beijing, China
	SANYO Electric (Hong Kong) Ltd.		Hong Kong
	SANYO Semiconductor (H.K.) Co., Ltd.		Hong Kong

(3) Share Ownership

● Number of shares authorized to be issued, total capital shares issued, and number of shareholders

	Number of shares authorized to be issued	Total capital shares issued	Number of shareholders
Common shares	7,060,300,000	1,872,338,099	282,170
Class A preferred shares	182,600,000	182,542,200	3
Class B preferred shares	246,100,000	246,029,300	3

(Notes)

1. Based on the amendment of the Articles of Incorporation which was approved at the extraordinary meeting of shareholders held on February 24, 2006, the number of shares authorized to be issued increased: common shares by 2,139,104,000, Class A preferred shares by 182,600,000, and Class B preferred shares by 246,100,000.
2. On March 14, 2006, preferred share issuance by third-party allotment was implemented with the number of Class A preferred shares being 182,542,200 and that of Class B preferred shares being 246,029,300.

● Major shareholders

① The 10 largest common shareholders

Name of shareholders	Number of shares and percentage		Number of shares owned by SANYO	
	(Unit: thousand shares)	Voting right ratio (%)	(Unit: thousand shares)	Shareholding ratio (%)
Master Trust Bank of Japan, Ltd. (trust account)	93,073	2.54	—	—
Sumitomo Mutual Life Insurance Company	56,707	1.55	—	—
SANYO Electric Employees Share Ownership	50,923	1.39		
Nippon Life Insurance Company	49,441	1.35		
Sumitomo Mitsui Banking Corporation	43,278	1.18	—	—
Resona Bank, Ltd.	37,248	1.02	—	—
Japan Trustee Services Bank, Ltd. (trust account)	32,201	0.88	—	—
Bank of New York GCM Client Accounts EISG	24,702	0.67	—	—
Mitsui Sumitomo Insurance Co., Ltd.	23,435	0.64	1,132	0.07%
Dai-ichi Mutual Life Insurance Company	22,546	0.62	—	—

(Notes)

1. Voting right ratio for each shareholder is calculated based on the number of common shares held by each shareholder.
2. The total number of shareholder voting rights as of March 31, 2006 is 3,665,858.

② Class A preferred shares

Name of shareholders	Number of shares and percentage		Number of shares owned by SANYO	
	Number of shares	Voting right ratio (%)	Number of shares	Shareholding ratio (%)
Evolution Investments Limited	89,804,900	24.50	—	—
Oceans Holdings Co., Ltd.	89,804,900	24.50	—	—
Sumitomo Mitsui Banking Corporation	2,932,400	0.80	—	—

(Notes) 1. Voting right ratio for each shareholder is calculated based on the number of Class A preferred shares held by each shareholder.

2. The total number of shareholder voting rights as of March 31, 2006 is 3,665,858.

③ Class B preferred shares

Name of shareholders	Number of shares and percentage		Number of shares owned by SANYO	
	Number of shares	Voting right ratio (%)	Number of shares	Shareholding ratio (%)
Evolution Investments Limited	88,766,600	—	—	—
Oceans Holdings Co., Ltd.	88,766,600	—	—	—
Sumitomo Mitsui Banking Corporation	68,496,100	—	—	—

(Note) Class B preferred shares are nonvoting shares.

● Acquisition, disposal, and holding of SANYO Shares

(1) Acquired shares
Common Shares 329,801 shares — Total acquisition cost 96,653,329 yen

(2) Disposed Shares
Common Shares 63,238 shares — Total disposition cost 18,273,633 yen

(3) Share Certificates Approved for Invalidation
No application

(4) Share holdings at the settlement period
Common Shares 17,874,175 shares

(4) Current State of Share Purchase/Subscription Warrant Issued as part of Stock Option Plan

●Current State of Share Purchase/Subscription Warrant Issued

1. Number of share purchase/subscription warrants issued
   6,996 warrants (1,000 shares per share purchase/subscription warrant)

2. Type and number of shares to be allocated for share purchase/subscription warrants
   SANYO Common Shares: 6,996,000 shares

3. Issue value of share purchase/subscription warrant
   No value

(5) Directors and Corporate Auditors

Position	Name	Principal responsibilities
Executive Director & Chairman	Tomoyo Nonaka	Chairman, General Manager of Brand Development H.Q.
Executive Director & President	Toshimasa Iue	President, Group Executive of Corporate Strategy Group, and Chairman of Business Operating Officers Committee
Executive Director & Executive Vice President	Koichi Maeda	Executive Vice President & Officer, General Manager of Headquarters Administration Division
Director & Executive Vice President	Kazuhiko Suruta	(Former Senior Executive Officer of Daiwa Securities SMBC Co., Ltd.)
Director & Executive Vice President	Tetsuo Naraha	Managing Director of TheGoldman Sachs Group Inc.
Director	Toshinao Matsushima	Executive Officer of Daiwa Securities SMBC Co., Ltd.
Director	Ankur Sahu	Managing Director of TheGoldman Sachs Group Inc.
Director	Mitsuru Honma	Executive Officer, Group Executive of Power Solutions Group, General Manager of Corporate DNA Evolution Plan Management H.Q., Corporate Strategy Group, and President of Mobile Energy Company, Power Solutions Group
Director	Hidetoshi Arima	Officer, Vice President of Commercial Solutions Company, Commercial Solutions Group, Executive Director & President of SANYO Commercial Service Co., Ltd., and Deputy General Manager of Corporate DNA Evolution Plan Management H.Q., Corporate Strategy Group
Corporate Executive Auditor	Ryota Tominaga	
Corporate Executive Auditor	Kenzo Kurokawa	
Corporate Executive Auditor	Toshiya Uchida	
Corporate Auditor	Toshio Morikawa	Honorary Adviser of Sumitomo Mitsui Banking Corporation
Corporate Auditor	Hiroshi Toda	Executive Partner (C.P.A.) of Shimbashi Accounting Office (Audit Corporation), Emeritus professor of Kobe Gakuin University, and Professor of Faculty of Economics, Fukuyama University
Corporate Auditor	Osamu Okamoto	(Former Executive Director & Chairman of Kubota Corporation)

(Notes)

1. Four Directors, Mr. Kazuhiko Suruta, Mr. Tetsuo Naraha, Mr. Toshinao Matsushima, and Mr. Ankur Sahu are Outside Directors as provided in 7-2 of the second clause of Article 188 of the Commercial Law.
2. Three Corporate Auditors, Mr. Toshio Morikawa, Mr. Hiroshi Toda, and Mr. Osamu Okamoto are Outside Auditors as provided in the first clause of Article 18 of The Supplementary Act to Commercial Law.

3. Changes of Directors and Corporate Auditors During This Term

(1) Satoshi Inoue and Osamu Kajikawa were newly elected and installed as Director at the 81st Ordinary General Meeting of Shareholders held on June 29, 2005.
In addition, in regard to the "Position" of Directors, the following changes were made at the meeting of Board of Directors held on the same day.

Name	Position after Change	Position before Change
Satoshi Iue	Executive Director	Executive Director & Chairman
Tomoyo Nonaka	Executive Director & Chairman	Director
Toshimasa Iue	Executive Director & President	Executive Director
Yukinori Kuwano	Director	Executive Director & President

(2) Toshio Morikawa, Osamu Okamoto, Kenzo Kurokawa, and Toshiya Uchida were newly elected and installed as Corporate Auditor at the 81st Ordinary General Meeting of Shareholders held on June 29, 2005. Further, on the same day, through mutual voting, Kenzo Kurokawa and Toshiya Uchida were elected and installed as Corporate Executive Auditor.
(3) As of June 29, 2005, Tadahiko Tanaka retired as Director at the expiration of his term and Sunao Okubo, Hiromoto Sekino, and Eiji Kotobuki resigned as Director.
(4) As of June 29, 2005, Takeshi Inoue and Sotoo Tatsumi retired as Corporate Auditor at the expiration of their term.
(5) As of October 7, 2005, Yoichiro Furuse resigned as Director.
(6) As of November 29, 2005, Sadao Kondo and Yukinori Kuwano resigned as Director.
(7) As of January 31, 2006, Nobuaki Kumagai and Louis E. Lataif resigned as Director.
(8) Koichi Maeda, Kazuhiko Suruta, Tetsuo Naraha, Toshinao Matsushima, Ankur Sahu, Mitsuru Honma, and Hidetoshi Arima were newly elected and installed as Director at the extraordinary meeting of shareholders held on February 24, 2006. Further, at the meeting of Board of Directors held on the same day, Koichi Maeda was newly elected and installed as Executive Director & Executive Vice President, and Kazuhiko Suruta and Tetsuo Naraha as Director & Executive Vice President.
(9) As of February 24, 2006, Satoshi Iue, Satoshi Inoue, and Osamu Kajikawa resigned as Director.

4. As of April 1, 2006, "Principal responsibilities or positions" of Directors were changed as follows:

Position	Name	Principal responsibilities or positions
Executive Director & President	Toshimasa Iue	President, Chairman of Business Operating Officers Committee
Director	Mitsuru Honma	Executive Officer, Group Executive of Power Solutions Group, and Group Executive of Evolution PJ Management Group
Director	Hidetoshi Arima	Officer, Vice President of Commercial Solutions Company, Commercial Solutions Group, Executive Director & President of SANYO Commercial Service Co., Ltd., and General Manager of Corporate DNA Evolution Plan Management H.Q., Evolution PJ Management Group

5. As of April 1, 2006, "Principal responsibilities or positions" of Directors and Corporate Auditors have been changed as follows:

Position	Name	Principal responsibilities or positions
Chairman	Tomoyo Nonaka	General Manager of Brand Development H.Q.
President	Toshimasa Iue	Chairman of Business Operating Officers Committee
Executive Vice President & Officer	Koichi Maeda	General Manager of Headquarters Administration Division
Executive Officer	Mitsuru Honma	Group Executive of Power Solutions Group, and Group Executive of Evolution PJ Management Group
Executive Officer	Satoshi Inoue	Group Executive of Component & Device Group, and President of Electronic Device Company
Executive Officer	Osamu Kajikawa	General Manager of Tokyo Plant, Group Executive of Business Development Group, General Manager of Business Development H.Q., and Executive Director and Chairman of SANYO Tokyo Manufacturing Co., Ltd.
Executive Officer	Hiroshi Ono	General Manager of Management Planning H.Q., Group Executive of Innovation Group, and General Manager of R&D H.Q.
Executive Officer	Akira Kan	Group Executive of Commercial Solutions Group
Senior Officer	Teruo Tabata	President of Semiconductor Company, Component & Device Group
Senior Officer	Toshiaki Iue	Group Executive of Sales & Marketing Group, General Manager of Government & Institutional Management H.Q., and Executive Director and President of SANYO Sales & Marketing Corp.
Senior Officer	Takenori Ugari	Group Executive of Personal Electronics Group, President of Telecom Company, and General Manager of OEM Sales H.Q.
Senior Officer	Yoshihiro Nishiguchi	Deputy General Manager of Management Planning H.Q.
Senior Officer	Tadao Shimada	President of Clean Energy Company, Commercial Solutions Group
Senior Officer	Yoshio Iwasa	Group Executive of Home Electronics Group, and President of AV Company
Officer	Hidetoshi Arima	Vice President of Commercial Solutions Company, Commercial Solutions Group, Executive Director & President of SANYO Commercial Service Co., Ltd., and General Manager of Corporate DNA Evolution Plan Management H.Q., Evolution PJ Management Group
Officer	Shinya Tsuda	General Manager of Business Portfolio Evolution Plan Management H.Q., Evolution PJ Management Group
Officer	Keiichi Yodoshi	Deputy General Manager of R&D Headquarters, Innovation Group
Officer	Nobuaki Matsuoka	President of Automotive Company, Power Solutions Group
Officer	Takuya Kobayashi	General Manager of Display H.Q., Component & Device Group, and Executive Director and Vice President of SANYO Epson Imaging Device Co., Ltd.

(To be continued on next page)

Position	Name	Principal responsibilities or positions
Officer	Tsutomu Asano	Vice President of Semiconductor Company, Component & Device Group
Officer	Katsuhisa Kawashima	President of Commercial Solutions Company, Commercial Solutions Group
Officer	Kohei Wakayama	Vice President of Commercial Solutions Company, Commercial Solutions Group, and Executive Director and President of SANYO Commercial Sales Co., Ltd.
Officer	Kazuhiro Takeda	Vice President of Electronic Device Company, Component & Device Group
Officer	Masato Ito	President of Mobile Energy Company, Power Solutions Group
Officer	Seiichiro Sano	General Manager of General Affairs/Human Resource H.Q.
Officer	Sosei Takeuchi	President of HA Company, Home Electronics Group
Officer	Morihiro Kubo	President of DI Company, Personal Electronics Group
Officer	Hideo Matsui	General Manager of Finance H.Q.
Officer	Satoru Hotta	General Manager of Market Sales Central BU, Mobile Energy Company, Power Solutions Group
Officer	Tsuyoshi Takemura	General Manager of Corporate Communication H.Q.
Officer	Satoshi Kitaoka	General Manager of Solar Central BU, Clean Energy Company, Commercial Solutions Group
Officer	Tetsuhiro Maeda	Vice President of Telecom Company, Personal Electronics Group
Officer	Yoshio Watabe	General Manager of Compressor Central BU, Clean Energy Company, Commercial Solutions Group

(6) Compensation etc. Paid to Directors and Corporate Auditors

	Directors		Corporate Auditors		Total	
	Number of persons paid	Amount paid	Number of persons paid	Amount paid	Number of persons paid	Amount paid
Compensation based on resolution of general meeting of shareholders	19	296 million yen	8	64 million yen	27	361 million yen
Board members' bonus by income appropriation	–	–	–	–	–	–
Retirement allowance	–	–	–	–	–	–
Total	19	296 million yen	8	64 million yen	27	361 million yen

(Notes)

1. Maximum limitation of compensation etc. for Directors based on resolution at a general meeting of shareholders is 600 million yen per year (a resolution at the 75th Ordinary General Meeting of Shareholders held on June 29, 1999).
2. Maximum limitation of compensation etc. for Corporate Auditors based on resolution at a general meeting of shareholders is 100 million yen per year (a resolution at the 75th Ordinary General Meeting of Shareholders held on June 29, 1999).
3. The number of Directors above includes 12 Directors who left their office during this term (2 of whom

assumed and left their office during this term).

4. The number of Corporate Auditors above includes 2 Directors who left their office during this term.

(7) Employees of SANYO Electric Group

Classification	Number of Employees
Domestic	33, 603
Overseas	72, 786
Total	106, 389

(Note) Within the above total, the number of employees of SANYO Electric Co., Ltd. is 14,137, which is 1,550 less compared with the end of the previous term.

(8) Affiliated Companies

① Relation to parent company: None

② Major Subsidiaries

Name	Capital	Voting right ratio of SANYO Electric Co., Ltd.	Business
Tottori SANYO Electric Co., Ltd.	¥ 4,650 Mil.	72.3%	Manufacture and sales of electrical equipment and others
SANYO Semiconductor Manufacturing Co., Ltd.	¥ 28,300 Mil.	100.0%	Manufacture and sales of semiconductors
Kanto SANYO Semiconductors Co., Ltd.	¥ 4,497 Mil.	(4.9%) 100.0%	Manufacture and sales of semiconductors
SANYO Seimitsu Co., Ltd.	¥ 273 Mil.	100.0%	Manufacture and sales of cellular phones and motors
SANYO Sales & Marketing Corporation	¥ 13,804 Mil.	100.0%	Import/export of electrical equipment
SANYO Commercial Sales Co., Ltd.	¥ 300 Mil.	100.0%	Sales and installation of refrigerator -freezers and kitchen appliances
SANYO Semicon Device Co., Ltd.	¥ 300 Mil.	100.0%	Sales of semiconductors
SANYO North America Corporation	US$402,162 thousand	(11.8%) 100.0%	Sales of electrical equipment and local general business
SANYO Manufacturing Corporation	US$63,835 thousand	100.0%	Manufacture and sales of color TVs and others
SANYO Energy (USA) Corporation	US$14,500 thousand	(100.0%) 100.0%	Manufacture and sales of batteries
SANYO Asia Pte., Ltd.	S$511,346 thousand	(3.2%) 100.0%	Sales of electrical equipment and local general business
SANYO Pt (M) Sdn. Bhd.	M'sia$28,000 thousand	(100.0%) 100.0%	Manufacture and sales of telephone equipment
SANYO Electric (Hong Kong) Limited	HK$155,000 thousand	(2.8%) 100.0%	Sales of electrical equipment
SANYO Semiconductor (H.K.) Co., Ltd.	HK$472,400 thousand	(3.2%) 100.0%	Sales of semiconductors

(Note)

Figures in parenthesis represent the voting right ratio owned indirectly by SANYO Electric Co., Ltd.

③ Process and Results of Business Consolidations

With the transfer of a portion of our company-owned shares of SANYO Electric Credit Co., Ltd. to another company on December 27, 2005, SANYO Electric Credit Co., Ltd. is no longer a consolidated subsidiary of SANYO Electric Co., Ltd.

The number of consolidated subsidiaries (including variable interest entity) is 236 and the number of equity method companies is 73. The results of business consolidations are stated in "1. OUTLINE OF BUSINESS PERFORMANCE (3) SANYO Electric Co., Ltd. and Subsidiaries Business Results and Assets for the Past 4 Years."

④ Technical Assistance

Name	Country	Content
QUALCOMM Inc.	U.S.A.	Patent license on CDMA-based cellular phones
Eastman Kodak Company	U.S.A.	Patent license on cellular phones with camera
		Patent license on digital cameras
Koninklijke Philips Electronics N.V.	Netherlands	Patent license on cellular phones with camera
Honeywell International Inc.	U.S.A.	Patent license on LCD modules
Texas Instrument, Incorporated	U.S.A.	Patent license on semiconductor materials, joining materials, semiconductor elements and semiconductor systems
GE Technology Development, Inc.	U.S.A.	Patent license on digital cameras

(9) Loan Payable

Lender	Borrowings	Number and holding ratio of shares of Sanyo held by lender	
		Shares	%
Syndicated loan	¥100,000 Mil.	―	―

(Note) Funds procured through syndicated loan were provided through co-financing by a total of 23 financial institutions with Sumitomo Mitsui Banking Corporation being the administrative agent.

(10) Compensation, etc. for Accounting Auditors

① The total amount of compensation, etc. to be paid to accounting auditors by SANYO Electric Co., Ltd. and its subsidiaries 302 million yen

② Within the amount of the above ①, the total amount of compensation, etc. to be paid to accounting auditors by SANYO Electric Co., Ltd. and its subsidiaries in compensation for services (audit certification services) specified in the Certified Public Accountant Law Article 2 Clause 1
287 million yen

③ Within the amount of the above ②, the amount of accounting auditor's compensation, etc. to be paid to accounting auditors by SANYO Electric Co., Ltd.
150 million yen

(Note) In the audit contract between SANYO Electric Co., Ltd. and accounting auditor, compensation for audit service based on the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Joint-share Companies (Kabushiki-Kaisha) and compensation for audit service based on the Securities Exchange Law are not separated and cannot practically be separated. Therefore, the amount of the above ③ is the total amount combining these types of compensation.

3. IMPORTANT MATTERS AFFECTING SANYO ELECTRIC GROUP ARISING AFTER THE FISCAL TERM

None.

BALANCE SHEET

As of March 31, 2006
(Unit ; Million Yen)

ITEM	AMOUNT	ITEM	AMOUNT
(ASSETS)		(LIABILITIES)	
Current Assets	792,023	Current liabilities	437,269
Cash & Cash equivalents	73,130	Trade notes payable	28
Cash in trust	264,800	Trade accounts payable	293,547
Trade notes receivable	13,569	Short-term loans	9,210
Trade accounts receivable	269,264	Other payable	86,632
Finished products	54,647	Accrued income taxes	597
Materials & work in process	41,278	Accrued expenses	28,412
Prepaid expenses	962	Deferred tax liability	163
Short-term loans	37,291	Deposits received	14,982
Receivables	43,967	Accrued warranty	1,310
Other current assets	11,120	Other current liabilities	2,383
Allowance for doubtful accounts	-18,008	Non-Current Liabilities	470,385
Fixed Assets	528,989	Bonds payable	240,000
Tangible Fixed Assets	222,469	Other long-term debts	100,351
Buildings	81,239	Deferred tax liability	10,925
Structures	8,011	Accrued severance payable	91,152
Machinery & equipment	69,562	Allowance for losses on investments in subsidiaries	26,995
Vehicles	117		
Tools, furniture & fixtures	16,761	Other fixed liabilities	961
Land	43,567	Total Liabilities	907,655
Construction in progress	3,209		
Intangible Fixed Assets	12,202	(STOCKHOLDERS' EQUITY)	
Software	11,206	Capital Stock	322,242
Utility rights	33	Capital Surplus	384,771
Others	962	Capital surplus reserve	384,771
Investment & Others	294,317	Retained Earnings	-297,053
Investment in securities	90,810	Revenue reserve	33,904
Investment in subsidiaries	180,826	Unappropriated reserve	18,889
Long-term loans	3,151	Reserve for special depreciation	4,309
Long-term prepaid expenses	8,454	Reserve for retirement benefits	300
Others	11,085	Reserve for dividends	14,160
Allowance for doubtful accounts	-11	Reserve for advanced depreciation of fixed assets	119
		Undisposed loss at end of year	349,847
		Difference in securities revaluation	10,825
		Treasury stock	-7,427
		Total Stockholders' Equity	413,357
Total Assets	1,321,013	Total Liabilities and Stockholders' Equity	1,321,013

(Notes)

1.	Current receivables from subsidiaries	¥	202,035	million
2.	Non-current receivables from subsidiaries	¥	783	million
3.	Current liabilities to subsidiaries	¥	114,963	million
4.	Accumulated depreciation of tangible fixed assets	¥	474,988	million
5.	Reduced book value of tangible fixed assets	¥	1,201	million

6. In addition to fixed assets on the Balance Sheet, there are valuable fixed assets being used under lease agreement, including production facilities.

7.	Guarantee	¥	56,168	million
	Guarantee reserve	¥	48,200	million
	Repurchase obligation accompanying foreign currency account receivable transfer	¥	8,698	million

8. Regarding the syndicated loan agreement (outstanding debt: 100,000 million yen), our company made a commitment to maintain a BBB- or higher long-term debt rating as determined by Rating and Investment Information, Inc. and/or Japan Credit Rating Agency, Ltd. In the case of failing to fulfill this commitment, our company shall lose its benefit of term regarding debts under the terms of this agreement based on claims from a majority of creditors.
   Regarding the commitment line agreement (outstanding debt: none / amount still available: 100,000 million yen), our company made a commitment to maintain a BBB- or higher long-term debt rating as determined by Rating and Investment Information, Inc. and/or Japan Credit Rating Agency, Ltd. In the case of failing to match this commitment, our company shall lose its benefit of term regarding debts under the terms of this agreement based on claims from a majority of creditors and all the creditors shall be relieved from obligations to offer loans.
9. Amount of difference calculated in accordance with Article 92 of the Enforcement Regulations for the Commercial Law is 338,385 million yen.
10. As a result of using the actual value as provided in no. 3 of Article 124 of the enforcement regulations for the Commercial Law, the amount of net assets has increased by 10,825 million yen.
11. The amount less than one million yen is omitted.

STATEMENT OF INCOME

From April 1, 2005 – To March 31, 2006
(Unit ; Million Yen)

ITEM	AMOUNT	
(ORDINARY INCOME & EXPENSES)		
Operating Income & Expenses		
Net sales		1,353,445
Cost of sales	1,212,169	
Selling and general administrative expenses	181,347	1,393,517
Operating loss		40, 072
Non-operating Income & Expenses		
Non-operating income		
Interest income	725	
Dividend income	8,691	
Others	24,885	34,303
Non-operating expenses		
Interest expense	5,326	
Others	37,180	42,506
ORDINARY LOSS		48, 275
(EXTRAORDINARY GAIN & LOSS)		
Extraordinary gain		
Gain on sales of fixed assets	14,360	
Gain on sales of investment in securities	39,161	
Gain on sales of affiliated companies' securities	22,136	75,658
Extraordinary loss		
Loss on sales of fixed assets	5,366	
Loss on sales of investment in securities	320	
Loss on sales of affiliated companies' securities	244	
Loss on evaluation of affiliated companies' securities	149,893	
Transfer to loss reserve for affiliates	17,506	
Transfer to allowance for doubtful debt	5,800	
Restructuring expenses	82,597	
Loss on Impairment	42,191	303,921
NET LOSS BEFORE INCOME TAXES		276, 538
Corporation tax, Resident tax and Business tax		3,814
Income taxes-deferred		80,638
NET LOSS		360, 991
Unappropriated retained earnings brought forward		11,329
Undisposed loss caused by merger		182
Loss from appropriation of treasury stock		1
UNDISPOSED LOSS AT END OF YEAR		349, 847

(NOTES)

1. Net sales to subsidiaries ¥ 747,710 million
2. Purchases from subsidiaries ¥ 557,068 million
3. Transactions other than operating transactions with subsidiaries ¥ 19,451 million
4. Net loss per share ¥ 174.73

5. Impairment Loss

Taking business categories and product categories into consideration in a comprehensive manner, our company does grouping of assets. Due to declining market values of assets scheduled to be sold and dormant assets, and no prospect of realizing a return on investment from some business assets because of decreased profitability, book values of such assets were reduced to the recoverable values and accordingly, a diminution amount of 53,036 million yen is accounted for as an extraordinary loss. Meanwhile, an impairment loss of 10,845 million yen related to restructuring projects is accounted for as part of restructuring expenses.

Details of impairment loss are as follows:

Business assets related to semiconductor business (locations including Ora-gun, Gunma): 27,258 million yen

Long-term prepaid expenses: 8,359 million yen, Software: 6,302 million yen, Buildings: 5,795 million yen, Other assets: 6,800 million yen

Business assets related to refrigerator business (locations including Ora-gun, Gunma): 3,738 million yen

Tools, furniture & fixtures: 1,518 million yen, Buildings: 1,061 million yen, Other assets: 1,158 million yen

Business assets related to cleaning equipment business (locations including Otsu-shi, Shiga): 3,451 million yen

Tools, furniture & fixtures: 1,414 million yen, Buildings: 996 million yen, Other assets: 1,040 million yen

Business assets related to commercial air-conditioning equipment business (locations including Ora-gun, Gunma): 3,225 million yen

Buildings: 1,593 million yen, Machinery & equipment: 819 million yen, Other assets: 812 million yen

Business assets related to compressor business (locations including Ora-gun, Gunma): 2,852 million yen

Buildings: 1,314 million yen, Machinery & equipment: 1,112 million yen, Other assets: 425 million yen

Business assets related to other businesses (locations including Ora-gun, Gunma): 6,660 million yen

Buildings: 2,580 million yen, Tools, furniture & fixtures: 1,851 million yen, Other assets: 2,227 million yen

Assets scheduled to be sold (locations including Kasai-shi, Hyogo): 3,290 million yen

Land: 2,631 million yen, Buildings: 561 million yen, Other assets: 97 million yen

Dormant assets (locations including Anpachi-gun, Gifu): 2,561 million yen

Buildings: 1,329 million yen, Land: 1,051 million yen, Other assets: 180 million yen

For business assets related to the semiconductor business, recoverable values are evaluated based on use values and the discount rate to be used for calculation of use value is either 7.29% or 8.55%. Further, for some business assets related to other businesses, recoverable values are also evaluated based on use values and the discount rate to be used for calculation of use value is 7.73%.

Business assets, assets scheduled to be sold, and dormant assets other than the above are evaluated based on net sale values and for calculation of net sale value, estimated asset liquidation value, real-estate appraisal value, and such are used.

6. The major breakdown of the restructuring expenses (82,597 million yen): additional retirement payments (17,857 million yen), devaluation loss on inventories / disposal loss from restructuring processes in semiconductor business and audio-visual equipment business (TVs etc.) (10,120 million yen), impairment of fixed assets (10,845 million yen), loss on evaluation of affiliated companies' securities / transfer to allowance for doubtful debt (41,485 million yen)

7. The amount less than one million yen is omitted.

(Notes regarding the premise of a going concern)

Our company posted a net loss of 87,800 million yen for the previous term and another net loss of 360,991 million yen for this term. Under the circumstances, there are serious questions regarding the premise of a going concern. In order to rectify this condition, we have instituted and are promoting the following business plans:

1. Background and Main Outline of Mid-Term Business Plan

Due to the intensified global competition, the business environment for SANYO Electric Group has been very severe for the past several years. Also, as a result of the damage caused by the Niigata Prefecture Chuetsu Earthquake in October 2004, a heavy loss was incurred by Niigata SANYO Electronics Co., Ltd. (presently, SANYO Semiconductor Manufacturing Co., Ltd.), which is our main semiconductor production subsidiary. In addition, through implementation of certain financial and accounting procedures due to worsening profitability, a heavy consolidated net loss of 171,544 million yen was posted for the preceding consolidation accounting year, and also for this consolidation accounting year, another heavy consolidated net loss of 205,661 million yen was posted. To overcome this severe business condition, the "SANYO EVOLUTION PROJECT" was launched based on our new vision "Think GAIA" which was started in July 2005. In this project, we declared our determination to push forward from "streamlining" through "restructuring" toward "growth." In line with this, we are now in the midst of full-fledged choosing and concentrating of businesses and are promoting fundamental structural reforms.

2. Business Strategies and Major Policies

Through review of the business portfolio, our company's businesses have been categorized into two business types: 1. Core businesses and 2. Businesses subject to structural reforms.

1) Core businesses

Core businesses are those vital for realization of SANYO Electric Group's new vision "Think GAIA," which have global-scale growth potential, high profitability, and position and use our core competence. For this category, we have selected the following three businesses: 1) Power Solution, 2) Heating & Refrigeration / Commercial, and 3) Personal Mobile Equipment and are focusing our business strengthening efforts accordingly.

As for the progress of core business promotion, we have conducted the following activities in a proactive manner with the aim of achieving business growth and expansion:

- We reached an agreement with Volkswagen Group in Germany on advancing joint development of a next generation nickel hydride battery system for HEVs (Hybrid Electric Vehicles).
- We started a full-fledged negotiation with Nokia Corp. in Finland toward establishing a new global-scale CDMA cellular phone company.

2) Businesses subject to structural reform

We have identified businesses, which in their current state are a heavy financial burden. These businesses need reform of their business process and require that a decision be made to downsize or withdraw from their business affairs in terms of manufacturing, sales, and such. In these businesses, in a prompt manner, we will pursue elimination and consolidation of bases and improvement or elimination of products through choosing and concentrating. In concrete terms, we will implement fundamental reforms in the semiconductor business, audio-visual equipment business (TVs etc.), white goods business, financial business, and other.

As for the progress of structural reforms, we have conducted the following fundamental reform activities toward realization of the goals of the "Mid-Term Business Plan:"

- In the financial business, we transferred a portion of our company-owned shares of SANYO Electric Credit Co., Ltd. to another company.
- In the TV business, we reached a basic agreement with Quanta Computer Inc. in Taiwan on establishing a corporate joint venture for flat-screen televisions.
- In the semiconductor business, we made the decision to spin off the semiconductor business into a separate company as of July 1, 2006.

3. Reinforcement of function capabilities and financial standing

We are promoting reinforcement of function capabilities and cost reduction through making company-wide cross-functional reviews on the respective business functions in terms of material purchasing, logistics, quality, service, IT, and production technology. From the labor cost perspective, we are promoting cost structure improvement through personnel downsizing and relocation as well as withdrawal from businesses. Accordingly, we have completed necessary personnel downsizing as planned. Further, we are working to reinforce the brand marketing function and the headquarters' function. From the financial perspective, we are making utmost efforts to reinforce our financial standing through promoting reduction in total assets and interest-bearing debts. To realize reduction in total assets, we are promoting sale of old domestic factory sites, sale or liquidation of properties such as headquarters facilities, research stations, and sales offices, sale of listed shares, and inventory asset reduction.

4. Capital policy

As well as promoting structural reforms at an accelerating rate, we need to make facility investment and research and development investment necessary for our future growth strategies focusing on core businesses. At the same time, it is vital to reinforce the financial position and to regain the creditworthiness of SANYO Electric Group so that the goals of the "Mid-Term Business Plan" can be achieved. In this light, on March 14, 2006 we implemented allocation of new shares to a third party totaling approximately 300 billion yen which was approved at the extraordinary meeting of shareholders held on February 24, 2006. Through this, our financial base to achieve rejuvenation of SANYO Electric Group was solidified. Therefore, the financial reports for this term are prepared on the premise of a going concern and the existence of such serious questions is not reflected in the calculation.

1. Valuation standard and valuation method of assets

Cash in trust is stated at market value.

Inventories are stated at cost as follows:

Finished goods and work in process—Gross average method

Raw materials—Moving average cost method

Parts—First-in first-out method

Securities are stated as follows:

Shares of subsidiaries and affiliates—Valuation at cost by moving average cost method

Other securities with market value—Valuation at market value based on the market price of settlement day, etc.

(Direct capitalization method for variance of the estimate)

Other securities without market value—Valuation at cost by moving average cost method

Derivatives are stated at market value.

2. Depreciation of tangible fixed assets is calculated by the declining balance method.

Fixed percentage on reducing balance method

Note that, depreciation on buildings acquired after April 1, 1998 (excluding annexes) is calculated according to the straight-line method.

3. Intangible fixed assets depreciation method

Straight-line method

Depreciation of software for in-house use is calculated according to the straight-line method based on the in-house availability period (5 years). As for depreciation of software for the purpose of marketing, the depreciation amount based on the estimated sales quantity and the equal-installment depreciation amount based on the estimated sales available period (not more than 3 years) are compared and whichever greater is posted.

4. Accounting procedures for deferred assets

As for new share issuing expense, the entire amount is processed when paid out.

5. As for allowance for doubtful accounts, providing against potential loan losses, an estimated uncollectible amount is appropriated after examining the collectability of general receivables based on the loan loss ratio and examining the collectability of individual specific receivables including those with loss possibilities.

6. As for accrued warranty, the estimated necessary amount is appropriated to be allotted to unrequited service cost for the products sold.

7. Reserve for retirement allowances is appropriated for the preparation of retirement allowance payments to employees based on the anticipated amount of retirement allowance liabilities and pension assets at the end of this business year.

In addition, any discrepancy will be accounted for as an expense in the following business year using the fixed amount method based on the average length of the employees' remaining service years at the end of the fiscal year.

8. Allowance for losses on investments in subsidiaries is calculated in accordance with Article 43 of the Enforcement Regulations for the Commercial Law. For providing for our company's burden of loss related to the business of subsidiaries, in consideration of the financial condition of subsidiaries, the amount of possible burden, which exceeds the amount of investment and loans to the subsidiaries, is appropriated.

9. Finance lease transactions, except for the case where there is a recognition that the ownership of a leased

object will be transferred to the lessee, are accounted for in accordance with the method for normal lease transaction.

10. Hedge accounting method

As for exchange reservation and interest swap, the deferral hedge accounting based on the accounting standard for financial products is applied. In addition, for interest swap, the preferential procedures are employed.

11. No consumption tax is included in Statement of Income.

(Change in accounting policies)

From this term, the accounting standard regarding impairment loss on fixed assets ("Statement of position concerning establishment of accounting standard regarding impairment loss on fixed assets" (August 9, 2002, Business Accounting Council)) and "Application guideline for accounting standard regarding impairment loss on fixed assets" (October 31, 2003, No. 6 of Business Accounting Standard Application Guideline) are applied. As a result, the net loss before income taxes for this term increased by 45,569 million yen.

Proposed Appropriation of Loss

Undisposed loss at end of year	349,847,096,087	(YEN)
Disposition of reserve for special depreciation	1,086,085,099	
TOTAL	348,761,010,988	
The above shall be appropriated as follows:		
Loss to be carried forward	348,761,010,988	

(Note)

Amount used of Disposition of reserve for special depreciation is in accordance with "The Exceptions to Japanese Tax Laws."

COPY OF AUDIT REPORT OF THE ACCOUNTING AUDITORS

Audit Report of Independent Certified Public Accountants

May 22, 2006

To the Board of Directors,
SANYO Electric Co., Ltd.

ChuoAoyama PricewaterhouseCoopers

C.P.A. Tsukasa Miyachi

C.P.A. Shigeyuki Moriuchi

C.P.A. Nobuaki Osafune

In accordance with clause 1, Article 2 of the former "The Law for Special Exceptions to Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha", we have examined the Statements of Account, that is, the Balance Sheet, Statement of Income, Annual Business Report (restricted to accounting items), Statement of Proposed Appropriation of Loss and Supporting Schedules (restricted to accounting items) of SANYO Electric Co., Ltd. for the 82nd fiscal year from April 1, 2005 to March 31, 2006. The accounting items included in the Annual Business Report and Supporting Schedules which were subjected to audit are those that are recorded in the books of account. Responsibility for organizing the Statements of Account and Supporting Schedules lies with the Company and our responsibility is to state our opinion from an independent standpoint about the Statements of Account and Supporting Schedules.

Our examination was made in accordance with generally accepted auditing standards in Japan.

The auditing standards require acquisition of our certification that the Statements of Accounts and Supporting Schedules are free of material misstatement. The audit was conducted based on a testing audit, which included overall examinations of statements in the Statements of Account and Supporting Schedules, together with evaluations of accounting policy adopted by the Company and its application method and estimates made by the Company. As a result of the audit, we concluded that a legitimate base for stating our opinion was attained. Also, included in these audits were audits of subsidiaries that we deemed necessary.

As a result of our audit, we state our opinion as follows:

(1) The Balance Sheet and Statement of Income present fairly the financial position and results of operations of the Company in accordance with applicable laws and regulations and the Articles of Incorporation.

(2) As described in Change in accounting policies, the Company has applied the "Accounting standard regarding impairment loss on fixed assets" and "Application guideline for accounting standard regarding impairment loss on fixed assets" from this term. This change is appropriate and acceptable in conjunction with the above Accounting standard and Application guideline being applied from this term.

(3) The Annual Business Report (restricted to accounting items) shows correctly the state of the Company in accordance with applicable laws and regulations and the Articles of Incorporation.

(4) The Proposed Appropriation of Loss is prepared in accordance with applicable laws and regulations and the Articles of Incorporation.

(5) The Supporting Schedules (restricted to accounting items) lack no matters to be indicated under the regulations of the former Commercial Code.

Additional information:

As described in Notes regarding the premise of a going concern, our company posted a net loss of 87,800 million yen for the previous term and another net loss of 360,991 million yen for this term, and there are serious questions regarding the premise of a going concern. Under the circumstances, the business plans are explained in the Notes. The financial reports and Supporting Schedules are prepared on the premise of a going concern and the existence of such serious questions is not reflected in the calculation.

ChuoAoyama PricewaterhouseCoopers has no interests in SANYO Electric Co., Ltd. with the meaning of the Certified Public Accountants Law.

COPY OF AUDIT REPORT OF BOARD OF CORPORATE AUDITORS

AUDIT REPORT

In order to audit the performance of directors' duties in the 82nd fiscal year from April 1, 2005 to March 31, 2006, reports and procedures from all auditors were heard and conferred upon.

As a result of our audit, we report as follows:

1. Outline of Audit Procedures

We, corporate auditors, conducted this audit in accordance with the law, policy stipulated by the Board of Corporate Auditors and our corporate responsibilities.

(1) We attended board of directors' meetings and other pertinent meetings, heard conditions regarding execution of duties from directors and others, examined important documents for approval, investigated business conditions of the headquarters and major business offices (including conditions of compliance with laws and regulations and risk management), requested subsidiaries to submit their business reports as we considered necessary under the circumstances, and conducted field research.

(2) We heard audit procedures and plans from accountants, attended meetings from time to time, heard reports on Company activities and results, investigated asset situations as we considered necessary under the circumstances, requested accounting auditors to report results from their audits and examined Company financial statements.

(3) In addition to the aforementioned audit procedures, we performed certain other audit procedures such as detailed investigations of related transactions as we considered necessary under the circumstances such as, any transactions for directors' benefits, transactions containing a conflict of interest and other transactions between directors and the Company, benefits bestowed by the Company, unusual transactions with subsidiaries or shareholders, and acquisition or manipulation of the Company owned share.

2. Result of Audit

(1) Audit procedures performed by the Accounting Auditors, ChuoAoyama PricewaterhouseCoopers, and their conclusions are appropriate.

(2) The Annual Business Report shows correctly the state of the Company in accordance with applicable laws and regulations and the Articles of Incorporation.

(3) In light of the financial position of the Company and other conditions, there is no other matter to be included in the Statement of Proposed Appropriation of Loss.

(4) The Supported Schedule shows correctly all required items and there is no other matter that should be included.

(5) There are no irregularities involving the performance of directors' duties, including duties related to subsidiaries, or material noncompliance with applicable laws and regulations and the Articles of Incorporation.

As a result of our audit, we did not find anything in noncompliance with directors' liability in regards to directors' competitive transactions, conflict of interest between a director and the company, non-compensatory interest grants by the company, unordinary transactions with a subsidiary or shareholder, and acquisition and disposition of own shares.

May 23, 2006

Board of Corporate Auditors, SANYO Electric Co., Ltd.

Corporate Executive Auditor	Ryota Tominaga
Corporate Executive Auditor	Kenzo Kurokawa
Corporate Executive Auditor	Toshiya Uchida
Corporate Auditor	Toshio Morikawa
Corporate Auditor	Hiroshi Toda
Corporate Auditor	Osamu Okamoto

Notes:

1. The Accounting Auditors, ChuoAoyama PricewaterhouseCoopers received a partial business suspension order from the Financial Services Agency as of May 10, 2006 and accordingly their business will be suspended for two months from July 1 to August 31, 2006.
2. Toshio Morikawa, Hiroshi Toda, and Osamu Okamoto are Outside Corporate Auditors as provided in Clause 1, Article 18 of the former "Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Joint-share Companies."

CONSOLIDATED BALANCE SHEET

As of March 31, 2006
(Unit ; Million Yen)

ITEM	AMOUNT	ITEM	AMOUNT
(ASSETS)		(LIABILITIES)	
Current Assets		Current liabilities	
Cash & Cash equivalents	196,784	Short-term loans	264,441
Fixed-period deposits	100,716	Long-term debts due within 1 year	74,297
Restricted Cash	264,800	Trade notes/accounts payable	402,638
Marketable securities	1,109	Notes/accounts payable – affiliated companies	20,392
Trade notes/accounts receivable	461,613	Notes/accounts payable on equipment	13,334
Notes/accounts receivable – affiliated companies	19,182	Accrued taxes	11,638
Allowance for doubtful accounts	-10,509	Deposit from employees	13,647
Inventories	317,894	Others	245,856
Deferred income taxes	8,287	Total	1,046,243
Others	60,441		
Total	1,420,317	Bonds payable and Long-term debts	500,434
		Accrued retirement/pension payable	186,969
Investment and Loan			
Investment in and loan to affiliated companies	48,000	Total Liabilities	1,733,646
Other investment and loan	112,988	Minority interests	18,299
Total	160,988		
		(STOCKHOLDERS' EQUITY)	
Tangible Fixed Assets		Capital Stock	261, 328
Buildings	409,581	Capital Surplus	721,828
Machinery and others	919,154	Retained Earnings	-466,951
Accumulated depreciation	-941,303	Accumulated other comprehensive income	-105,885
Land	101,664	Total	410,320
Construction in progress	11,590		
Total	500,686		
		Treasury stock	-7,428
Long-term deferred tax assets	10,935		
Other assets	61,911	Total Stockholders' Equity	402,892
Total Assets	2, 154, 837	Total Liabilities and Stockholders' Equity	2, 154, 837

(Notes)

1. Assets offered as collateral — Tangible fixed assets 2,754 million yen
   Liabilities corresponding to assets offered as collateral — Short-term loans 733 million yen; Long-term loans 975 million yen
2. Guarantee liabilities resulting from borrowing from employees, affiliates, and others — 23,320 million yen
3. Allowance for doubtful accounts deducted from investment and loan — -2,151 million yen
4. Accumulated other comprehensive income includes equity adjustment from foreign currency translation, unrealized gains and losses on securities, unrealized gains and losses on derivatives, and minimum pension liability adjustment.

CONSOLIDATED STATEMENT OF INCOME

From April 1, 2005 – To March 31, 2006
(Unit ; Million Yen)

ITEM	AMOUNT
Net sales	2,397,026
Operating revenue	87,279
Interest and dividends income	7,170
Others	59,670
Total	2,551,145
Cost of sales	2,102,734
Selling and general administrative expenses	398,725
Interest expense	18,412
Others	196,970
Total	2,716,841
NET LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	165,696
Current taxes	20,861
Deferred taxes	17,448
LOSS FROM CONTINUING OPERATIONS BEFORE MINORITY INTERESTS	204,005
Income and loss before minority interests (deduction)	-3,675
Net loss from continuing operations	200,330
Discontinuing operations	
Net loss from discontinued operations (including disposed loss 595 million yen)	1,882
Corporate tax, etc.	3,449
Net loss from discontinuing operations	5,331
NET LOSS	205,661

(Notes)

1. Net loss per share

Net loss from continuing operations

Basic loss per share	192.38 yen
Diluted loss per share	192.38 yen

Net loss

Basic loss per share	194.96 yen
Diluted loss per share	194.96 yen

2. Based on Statement of Financial Accounting Standards (hereinafter 'SFAS') No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," our company made SANYO Electric Credit Co., Ltd. a discontinued operation after the partial transfer of shares.

[Basic Principles for Preparation of Consolidated Financial Statements]

<Basis for Preparation of Consolidated Financial Statements>

1. Background and Main Outline of Mid-Term Business Plan

Due to the intensified global competition, the business environment for SANYO Electric Group has been very severe for the past several years. Also, as a result of the damage caused by the Niigata Prefecture Chuetsu Earthquake in October 2004, a heavy loss was incurred by Niigata SANYO Electronics Co., Ltd. (presently, SANYO Semiconductor Manufacturing Co., Ltd.), which is our main semiconductor production subsidiary. In addition, through implementation of certain financial and accounting procedures due to worsening profitability, a heavy consolidated net loss of 171,544 million yen was posted for the preceding consolidation accounting year, and also for this consolidation accounting year, another heavy consolidated net loss of 205,661 million yen was posted. To overcome this severe business condition, the "SANYO EVOLUTION PROJECT" was launched based on our new vision "Think GAIA" which was started in July 2005. In this project, we declared our determination to push forward from "streamlining" through "restructuring" toward "growth." In line with this, we are now in the midst of full-fledged choosing and concentrating of businesses and are promoting fundamental structural reforms.

2. Business Strategies and Major Policies

Through review of the business portfolio, our company's businesses have been categorized into two business types: 1. Core businesses and 2. Businesses subject to structural reforms.

1) Core businesses

Core businesses are those vital for realization of SANYO Electric Group's new vision "Think GAIA," which have global-scale growth potential, high profitability, and position and use our core competence. For this category, we have selected the following three businesses: 1) Power Solution, 2) Heating & Refrigeration / Commercial, and 3) Personal Mobile Equipment and are focusing our business strengthening efforts accordingly.

As for the progress of core business promotion, we have conducted the following activities in a proactive manner with the aim of achieving business growth and expansion:

- We reached an agreement with Volkswagen Group in Germany on advancing joint development of a next generation nickel hydride battery system for HEVs (Hybrid Electric Vehicles).
- We started a full-fledged negotiation with Nokia Corp. in Finland toward establishing a new global-scale CDMA cellular phone company.

2) Businesses subject to structural reform

We have identified businesses, which in their current state are a heavy financial burden. These businesses need reform of their business process and require that a decision be made to downsize or withdraw from their business affairs in terms of manufacturing, sales, and such. In these businesses, in a prompt manner, we will pursue elimination and consolidation of bases and improvement or elimination of products through choosing and concentrating. In concrete terms, we will implement fundamental reforms in the semiconductor business, audio-visual equipment business (TVs etc.), white goods business, financial business, and other.

As for the progress of structural reforms, we have conducted the following fundamental reform activities toward realization of the goals of the "Mid-Term Business Plan:"

- In the financial business, we transferred a portion of our company-owned shares of SANYO Electric Credit Co., Ltd. to another company.
- In the TV business, we reached a basic agreement with Quanta Computer Inc. in Taiwan on establishing a corporate joint venture for flat-screen televisions.
- In the semiconductor business, we made the decision to spin off the semiconductor business into a separate company as of July 1, 2006.

3. Reinforcement of function capabilities and financial standing
We are promoting reinforcement of function capabilities and cost reduction through making company-wide cross-functional reviews on the respective business functions in terms of material purchasing, logistics, quality, service, IT, and production technology. From the labor cost perspective, we are promoting cost structure improvement through personnel downsizing and relocation as well as withdrawal from businesses. Accordingly, we have completed necessary personnel downsizing as planned. Further, we are working to reinforce the brand marketing function and the headquarters' function. From the financial perspective, we are making utmost efforts to reinforce our financial standing through promoting reduction in total assets and interest-bearing debts. To realize reduction in total assets, we are promoting sale of old domestic factory sites, sale or liquidation of properties such as headquarters facilities, research stations, and sales offices, sale of listed shares, and inventory asset reduction.

4. Capital policy

As well as promoting structural reforms at an accelerating rate, we need to make facility investment and research and development investment necessary for our future growth strategies focusing on core businesses. At the same time, it is vital to reinforce the financial position and to regain the creditworthiness of SANYO Electric Group so that the goals of the "Mid-Term Business Plan" can be achieved. In this light, on March 14, 2006 we implemented allocation of new shares to a third party totaling approximately 300 billion yen which was approved at the extraordinary meeting of shareholders held on February 24, 2006. Through this, our financial base to achieve rejuvenation of SANYO Electric Group was solidified. While the future performance of SANYO Electric Group depends on the success or failure of achieving the goals of the Mid-Term Business Plan, the financial reports of SANYO Electric Co., Ltd. are prepared on the premise of a going concern. Therefore, no adjustments are made in either assets or liabilities, which shall be required in the event of not operating on the premise of a going concern.

<Significant Accounting Policies>

1. Consolidated Financial Reports Preparation Standards

In accordance with Paragraph 1, Article 179 of the Enforcement Regulations of the Commercial Code, our company prepares its consolidated financial reports in conformity with generally-accepted accounting principles in the United States in terms of words and terms, forms, and preparation methods. However, in conformity with the provision of said Paragraph, we omit some statements and explanatory notes within those that are requested by generally-accepted accounting standards in the United States.

In addition, from this term, our company has changed the display format of the Consolidated Statement of Income from a multi-step presentation (posting stage profits) to a single-step presentation (subtracting cost of sales and expenses from gross income, instead of posting stage profits).

2. Inventory Valuation Method and Standard

Inventories are valued by the LOCOM (lower-of-cost-or-market) method. Acquisition cost of finished goods and work in process is valued primarily by the gross average method. Acquisition cost of other inventories is valued primarily by the first-in first-out method.

3. Securities Valuation Method and Standard

SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" is applied.

Held-to-maturity securities	....	Valuation at cost by amortized cost method
Available-for-sale securities	....	Valuation at market value based on the market price of settlement day, etc. (Variance of the estimate is processed fully by the direct capitalization method, while the cost of sales is calculated by the moving average method.)

4. Tangible Fixed Assets Depreciation Method

Depreciation on tangible fixed assets is calculated primarily by the fixed percentage on reducing balance method based on estimated useful life of said assets.

5. Goodwill and Other Intangible Assets

In conformity with SFAS No. 142 "Goodwill and Other Intangible Assets", goodwill acquired in a business combination and intangible fixed assets with an indefinite useful life are not amortized but are tested for impairment annually if events or changes in circumstances indicate that they might be impaired.

6. Allowance Appropriation Standard

Allowance for doubtful accounts	……	Providing against loan losses caused by factors such as uncollectible account receivables and uncollectible loan receivables, an estimated uncollectible amount is appropriated after examining collectability of general receivables based on the loan loss ratio and examining individually that of specific receivables including those with loss possibilities.
Reserve for retirement allowances (Accrued retirement/pension payable)	……	In conformity with SFAS No. 87 "Employers' Accounting for Pensions", reserve for retirement allowances is appropriated for the preparation of retirement allowance payments to employees based on the retirement allowance liabilities and fair value of pension assets at the end of this business year. The amount corresponding to the shortage in reserve for retirement allowances, which is caused by the difference between the accumulated retirement allowance liabilities (liabilities calculated by subtracting future salary increase from retirement allowance liabilities) and the fair value of pension assets, is additionally appropriated as minimum pension liability adjustment. Unrecognized prior service cost is amortized by fixed installment based on the average length of the employees' remaining service years. As for unrecognized net loss by actuarial calculations, the amount exceeding the corridor (10% of the greater of retirement allowance liabilities or fair value of pension assets) is amortized by fixed installment based on the average length of the employees' remaining service years.

COPY OF AUDIT REPORT OF THE ACCOUNTING AUDITORS REGARDING

CONSOLIDATED FIFNANCIAL REPORTS

Audit Report of Independent Certified Public Accountants

May 22, 2006

To the Board of Directors,
SANYO Electric Co., Ltd.

ChuoAoyama PricewaterhouseCoopers

C.P.A. Tsukasa Miyachi

C.P.A. Shigeyuki Moriuchi

C.P.A. Nobuaki Osafune

In accordance with clause 3, Article 19-2 of the former "The Law for Special Exceptions to Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha", we have examined the Consolidated Financial Reports, that is, the Consolidated Balance Sheet and Consolidated Statement of Income of SANYO Electric Co., Ltd. for the 82nd fiscal year from April 1, 2005 to March 31, 2006. Responsibility for organizing the Consolidated Financial Reports lies with the Company and our responsibility is to state our opinion from an independent standpoint about the Consolidated Financial Reports.

Our examination was made in accordance with generally accepted auditing standards in Japan.

The auditing standards require acquisition of our certification that the Consolidated Financial Reports are free of material misstatement. The audit was conducted based on a testing audit, which included overall examinations of statements in the Consolidated Financial Reports, together with evaluations of accounting policy adopted by the Company and its application method and estimates made by the Company. As a result of the audit, we concluded that a legitimate base for stating our opinion was attained. Also, included in these audits were audits of subsidiaries or consolidated subsidiaries that we deemed necessary.

As a result of our audit, we state our opinion that the Consolidated Financial Reports present fairly the financial and P/L conditions of the SANYO Electric Group consisting of SANYO Electric Co., Ltd. and its consolidated subsidiaries in accordance with applicable laws and regulations and the Articles of Incorporation.

Additional information:

As described in Basis for Preparation of Consolidated Financial Reports, while the future performance of SANYO Electric Group depends on the success or failure of achieving the goals of the Mid-Term Business Plan, the financial reports of SANYO Electric Co., Ltd. are prepared on the premise of a going concern. Therefore, no adjustments are made in either assets or liabilities, which shall be required in the event of not operating on the premise of a going concern.

ChuoAoyama PricewaterhouseCoopers has no interests in SANYO Electric Co., Ltd. with the meaning of the Certified Public Accountants Law.

COPY OF AUDIT REPORT OF BOARD OF CORPORATE AUDITORS REGARDING CONSOLIDATED FIFNANCIAL STATEMENTS

AUDIT REPORT REGARDING CONSOLIDATED FINANCIAL STATEMENTS

In order to audit the Consolidated Financial Reports (Consolidated Balance Sheet and Consolidated Statement of Income) for the 82nd fiscal year from April 1, 2005 to March 31, 2006, reports and procedures from all auditors were heard and conferred upon. As a result of our audit, we report as follows:

1. Outline of Audit Procedures

We, corporate auditors, conducted this audit in accordance with the law, policy stipulated by the Board of Corporate Auditors, and our corporate responsibilities. For the purpose of investigating business and financial conditions, we received reports and explanations regarding the Consolidated Financial Reports from the directors and accounting auditors, requested subsidiaries and consolidated subsidiaries for reports on accounting, and betook ourselves to subsidiaries and consolidated subsidiaries.

2. Result of Audit

(1) Audit procedures performed by the Accounting Auditors, ChuoAoyama PricewaterhouseCoopers, and their conclusions are appropriate.

(2) As a result of investigating subsidiaries and consolidated subsidiaries, we did not find any matters to be pointed out in the Consolidated Financial Reports.

May 23, 2006

Board of Corporate Auditors, SANYO Electric Co., Ltd.
Corporate Executive Auditor Ryota Tominaga
Corporate Executive Auditor Kenzo Kurokawa
Corporate Executive Auditor Toshiya Uchida
Corporate Auditor Toshio Morikawa
Corporate Auditor Hiroshi Toda
Corporate Auditor Osamu Okamoto

Notes:

1. The Accounting Auditors, ChuoAoyama PricewaterhouseCoopers received a partial business suspension order from the Financial Services Agency as of May 10, 2006 and accordingly their business will be suspended for two months from July 1 to August 31, 2006.
2. Toshio Morikawa, Hiroshi Toda, and Osamu Okamoto are Outside Corporate Auditors as provided in Clause 1, Article 18 of the former "Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Joint-stock Companies."

EXPLANATORY VOTING INFORMATION

1. Total number of shareholders' voting rights: 3,665,858

2. Agenda and explanatory materials:

Bill No.1: Presentation and Approval of Proposed Appropriation of Loss for the 82nd Term (April 1, 2005 to March 31, 2006)

The Company proposes to dispose the loss for this term as stated on Page 30.

For this term, a net loss resulted from accrual of restructuring expenses and disposition of impairment loss on fixed assets etc. in relation to our three-year structural reform project – "SANYO EVOLUTION PROJECT" instituted in July 2005. Under the circumstances, we have decided to withhold dividend payment for this term and at the same time, to post a total loss to be carried forward of 348,761,010,988 yen which is the combined total of the undisposed loss at end of year of 349,847,096,087 yen and the disposition of reserve for special depreciation of 1,086,085,099 yen.

We sincerely request the understanding of our shareholders.

Bill No.2: Partial Revisions to the Articles of Incorporation

(1) Reasons for revisions

1) In addition to the enforcement of the Company Law (2005, Law No. 86) and the Law concerning preparation of related laws in conjunction with the enforcement of Company Law (2005, Law No. 87) (hereinafter, "Preparation Law"), the Company Law Enforcement Regulations (2006, Ministry of Justice Ordinance No. 12) was enforced on May 1, 2006. In conjunction with these, necessary changes shall be made to the Articles of Incorporation of the Company.

- Article 4 (Oversight Bodies), Article 6 (Issue of Share Certificates), and Article 11 (Manager of Register of Shareholders) in the Proposed Revisions shall be newly added, which are to be included in the Articles of Incorporation in conjunction with the enforcement of the Preparation Law.

- For the purpose of improving efficiency of managing shareholders holding shares constituting less than a unit, Article 9 (Rights Regarding Shares Constituting Less Than a Unit) in the Proposed Revidions shall be newly added to establish the provision to limit the rights regarding shares constituting less than a unit to a rational range.

- Article 16 (Online Disclosure and Deemed Offering of General Meeting of Shareholders Reference Materials and Such) in the Proposed Revisions shall be newly added to enable deemed offering through online disclosure of information related to the items to be stated or posted in the general meeting of shareholders reference materials, business reports, financial reports, and consolidated financial reports.

- Regarding exercise of voting right through proxy at a general meeting of shareholders, Article 14 (Exercise of Voting Rights through Proxy) in the Original Provisions shall be revised as shown in Article 18 in the Proposed Revisions to specify the number of proxy allowed.

- To enable the Board of Directors to expedite its management, Article 27 (Omission of Resolutions at Meeting of Board of Directors) in the Proposed Revisions shall be newly added to enable resolutions through documents or electromagnetic record.

- For the purpose of enabling Corporate Auditors to soundly fulfill their expected role in carrying out their responsibility under the current severe management environment, Article 37 (Exempting Corporate Auditors from Liability) in the Proposed Revisions shall be newly added to establish the provision regarding reduction of the responsibility of Corporate Auditors and Outside Corporate Auditors.

- Article 38 (Election of Accounting Auditors), Article 39 (Term of Accounting Auditors), and Article 40 (Remuneration etc. for Accounting Auditors) of Chapter VI (Accounting Auditors) in the Proposed Revisions shall be newly added to establish the provisions regarding Accounting Auditors as an oversight body.

- In addition to the above, necessary changes shall be made, such as additions, deletions, and revisions of provisions, and changes of quoted articles, which are necessary for a joint-stock company based on the Company Law.

2) Supplementary Provisions regarding preferred shares shall be deleted due to the lapse of specified period.
3) Necessary changes shall be made, such as overall review of provisions, adjustment and unification of wording, and change of article numbers.

(2) Description of revisions

Description of revisions is given as follows:

(Revised portions are indicated with underlines. Please note that some of the amendments are the matter of Japanese terminology and do not affect the corresponding part of English translation. Such portion is marked with asterisk(*).)

Original Provisions	Proposed Revisions
Article 2 (Head Office) <Omitted>	Article 2 (Head Office Location) <Unchanged>
<Newly added>	Article 4 (Oversight Bodies) The Company shall install the following Oversight Bodies in addition to general meetings of shareholders and Directors: (1) Board of Directors (2) Corporate Auditors (3) Board of Corporate Auditors (4) Accounting Auditors
Article 4 (Method of Giving Public Notices) <Omitted>	Article 5 (Method of Giving Public Notices) <Unchanged>
<Newly added>	Article 6 (Issue of Share Certificates) The Company shall issue share certificates for shares.
Article 5 (Total Number of Shares, etc.) The total number of shares authorized to be issued by the Company shall be 7,489,000,000 and its breakdown shall be as shown below. When shares have been redeemed or preferred shares have been converted into common share, however, the number of shares must be reduced accordingly. Common share 7,060,300,000 Class A preferred shares 182,600,000 Class B preferred shares 246,100,000	Article 7 (Total Number of Shares Issuable, etc.) The total number of shares issuable by the Company shall be 7,489,000,000 and the total number of shares issuable for the respective classes of shares shall be as shown below. Common share 7,060,300,000 Class A preferred shares 182,600,000 Class B preferred shares 246,100,000
2. The number of shares of common share constituting one (1) unit of shares of the Company shall be one thousand (1,000) and the number of Class A Preferred Shares constituting one (1) unit of shares and Class B Preferred Shares constituting one (1) unit of shares shall be one hundred (100).	2. The number of shares of common share constituting one (1) unit of shares of the Company shall be one thousand (1,000) and the number of Class A Preferred Shares constituting one (1) unit of shares and Class B Preferred Shares constituting one (1) unit of shares shall be one hundred (100).*
3. The Company shall not issue share certificates regarding shares constituting less than a unit (hereinafter, "Shares constituting less than a unit"), unless otherwise provided in the Share Handling Regulations.	3. Notwithstanding the provision of the preceding article, the Company shall not issue share certificates regarding Shares constituting less than a unit, unless otherwise provided in the Share Handling Regulations

(To be continued on next page)

Original Provisions	Proposed Revisions
Article 6 (Repurchase of Own Shares) The Company may repurchase its own shares by a resolution of the Board of Directors pursuant to the provisions of Section 211-3 paragraph 1 (2) of the Commercial Code.	Article 8 (Repurchase of Own Shares*) The Company may acquire its own shares through market transactions etc. with a resolution of the Board of Directors pursuant to the provisions of Article 165 Paragraph 2 of the Company Law.
Article 7 (Record Date) The Company shall deem those shareholders (inclusive of beneficial owners. Same applies below.) whose names are mentioned or recorded as such on the register of shareholders (inclusive of register of beneficial owners. Same applies below.) at the closing thereof on March 31 each year as the shareholders entitled to exercise their rights as shareholders at the ordinary general meeting of shareholders with respect to the business year ending on such March 31. 2. Except for the preceding paragraph and Article 32, it is necessary to determine the shareholders or pledgees entitled to exercise their rights, the Company may, by a resolution of the Board of Directors and upon giving prior public notice, determine those shareholders and pledgees whose names are mentioned or recorded as such on the register of shareholders at a certain record date as the shareholders or pledgees entitled to exercise their rights as such.	<Deleted>
<Newly added>	Article 9 (Rights Regarding Shares Constituting Less Than a Unit) Shareholders of the Company (including substantial shareholders; hereinafter the same being applicable) cannot exercise any rights other than the rights listed below in regard to Shares constituting less than a unit owned by them: (1) Rights listed in the respective items of Article 189 Paragraph 2 of the Company Law (2) Rights to make a demand based on the provision of Article 166 Paragraph 1 of the Company Law (3) Rights to receive allocation of shares by subscription invitation and allocation of share acquisition rights by subscription invitation in accordance with the number of shares a shareholder owns (4) Rights to make a demand as specified in the following article.

(To be continued on next page)

Original Provisions	Proposed Revisions
Article 8 (Demand for Sale of Shares by Shareholder Holding Shares Constituting Less Than a Unit) A shareholder holding the shares of the Company constituting less than a unit is entitled to demand that the Company should sell the shares so that the number of the shares held by the shareholder constitutes a unit together with the shares constituting less than a unit (hereinafter, "demand for sale of shares"); provided, however, that the preceding provision shall not be applied to when the Company does not hold the treasury share for such sale. 2. The period for and the procedure of the demand etc. shall be provided in the Share Handling Regulations.	Article 10 (Demand for Sale of Shares Constituting Less Than a Unit*) A shareholder of the Company, based on the provisions of the Share Handling Regulations, is entitled to make a demand for sale of shares so that the number of the shares held by the shareholder constitutes a unit together with the Shares constituting less than a unit owned by them. <Deleted>
Article 9 (Transfer Agent) The Company shall appoint a transfer agent with respect to its shares. 2. The transfer agent and its handling office shall be designated by a resolution of the Board of Directors and public notice shall be given with respect thereto. 3. The register of shareholders and the register of missing share certificate of the Company shall be kept at the handling office of the transfer agent, and the business pertaining to shares, such as registration of transfers of shares and purchase and sale of shares constituting less than a new unit by the Company, shall be handled by the transfer agent, and the Company shall not handle any of such business directly.	Article 11 (Manager of Register of Shareholders) The Company shall appoint a manager of the register of shareholders. 2. The manager of the register of shareholders and its handling office shall be determined by a resolution of the Board of Directors and public notice shall be given with respect thereto. 3. Preparation and keeping of the register of shareholders (including the register of substantial shareholders; hereinafter the same being applicable), the original register of share acquisition rights, and the register of missing share certificate of the Company and the business pertaining to the register of shareholders, the original register of share acquisition rights, and the register of missing share certificate shall be relegated to the manager of the register of shareholders, and the Company shall not handle any of such business directly.
Article 10 (Share Handling Regulations) The denomination of share certificates, registration of transfers of shares, registration of pledges, indication of shares held in trust, reports to be made by shareholders, report of mailing address or resident proxy in Japan of nonresident shareholders, reissuance of share certificates, non-possession of share certificates, purchase and sale of shares constituting less than a new unit by the Company and handling other business related to shares of the Company and fees therefore shall be governed by the Share Handling Regulations established by the Board of Directors.	Article 12 (Share Handling Regulations) Handling business related to shares of the Company and fees shall be governed by the Share Handling Regulations established by* the Board of Directors in addition to laws or ordinances or in the Articles of Incorporation.

(To be continued on next page)

Original Provisions	Proposed Revisions
Article 10-2 (Dividends) Whenever the Company shall pay dividends pursuant to Article 31, it shall pay the amount as shown below to the holders of the preferred shares ("Preferred Shareholders") or the registered pledgees of the preferred shares ("Registered Pledgees of Preferred Shares"), in the same priority as to the holders of common share ("Common Shareholders") or the registered pledgees of common share ("Registered Pledgees of Common Share"), and the holders or registered pledgees of other type of preferred shares. Class A Preferred Shares: For each share of the Class A Preferred shares, the amount obtained by multiplying the dividend amount per share of common share by the conversion rate then in effect for the Class A Preferred Shares (as provided in Article 10-6 Paragraph 1) Class B Preferred Shares: For each share of the Class B Preferred shares, the amount obtained by multiplying the dividend amount per share of common share by the conversion rate then in effect for the Class B Preferred Shares (as provided in Article 10-6 Paragraph 2)	Article 12-2 (Year-End Dividends) Whenever the Company shall distribute retained earnings pursuant to Article 42, it shall distribute the amount as shown below to the holders of the preferred shares ("Preferred Shareholders") or the registered share pledgees of the preferred shares ("Registered Share Pledgees of Preferred Shares"), in the same priority as to the holders of common share ("Common Shareholders") or the registered share pledgees of common share ("Registered Share Pledgees of Common Share"), and the holders or registered share pledgees of other type of preferred shares. Class A Preferred Shares: For each share of the Class A Preferred shares, the amount obtained by* multiplying the dividend amount per share of common share by the conversion rate then in effect for the Class A Preferred Shares (as provided in Article 12-6 Paragraph 1) Class B Preferred Shares: For each share of the Class B Preferred shares, the amount obtained by* multiplying the dividend amount per share of common share by the conversion rate then in effect for the Class B Preferred Shares (as provided in Article 12-6 Paragraph 2)
Article 10-3 (Interim Dividend) Whenever the Company shall pay interim dividends pursuant to Article 32, it shall pay the amount as shown below to the Preferred Shareholders or the Registered Pledgees of Preferred Shareholders, in the same priority as to the Common Shareholders or the Registered Pledgees of Common Share, and the holders or registered pledgees of other type of preferred shares. Class A Preferred Shares: For each share of the Class A Preferred Shares, the amount obtained by multiplying the interim dividend amount per share of common share by the conversion rate then in effect for the Class A Preferred Shares Class B Preferred Shares: For each share of the Class B Preferred Shares, the amount obtained by multiplying the interim dividend amount per share of common share by the conversion rate then in effect for the Class B Preferred Shares	Article 12-3 (Interim Dividend) Whenever the Company shall distribute retained earnings pursuant to Article 43, it shall distribute the amount as shown below to the Preferred Shareholders or the Registered Share Pledgees of Preferred Shareholders, in the same priority as to the Common Shareholders or the Registered Share Pledgees of Common Share, and the holders or registered share pledgees of other type of preferred shares. Class A Preferred Shares: For each share of the Class A Preferred Shares, the amount obtained by* multiplying the interim dividend amount per share of common share by the conversion rate then in effect for the Class A Preferred Shares Class B Preferred Shares: For each share of the Class B Preferred Shares, the amount obtained by* multiplying the interim dividend amount per share of common share by the conversion rate then in effect for the Class B Preferred Shares

(To be continued on next page)

Original Provisions	Proposed Revisions
Article 10-4 (Distribution of Residual Assets) Whenever the Company shall engage in a distribution of residual assets, it shall pay the amount per share of the Preferred Shares shown below to the Preferred Shareholders or the Registered Pledgees of Preferred Shares, in preference to the Common Shareholders or the Registered Pledgees of Common Share and in the same priority as to the holders and the registered pledgees of other type of preferred shares. Class A Preferred Shares: 700 yen for each share ("Class A Preferred Distribution Amount of Residual Assets") Class B Preferred Shares: 700 yen for each share ("Class B Preferred Distribution Amount of Residual Assets") 2. Whenever the Company shall engage in a distribution of residual assets remaining after a distribution of residual assets in accordance with the preceding paragraph, it shall pay the amount shown below to the Preferred Shareholders or the Registered Pledgees of Preferred Shareholders, in the same priority as to the Common Shareholders or the Registered Pledgees of Common Share, and the holders and the registered pledgees of other type of preferred shares. Class A Preferred Shareholders: For each share of the Preferred Shares, the amount obtained by multiplying the amount of residual assets per share of common share by the conversion rate then in effect for the Class A Preferred Shares Class B Preferred Shareholders: For each share of the Preferred Shares, the amount obtained by multiplying the amount of residual assets per share of common share by the conversion rate then in effect for the Class B Preferred Shares	Article 12-4 (Distribution of Residual Assets) In the event that the Company shall engage in a distribution of residual assets, it shall distribute the amount per share of the Preferred Shares shown below to the Preferred Shareholders or the Registered Share Pledgees of Preferred Shares, in preference to the Common Shareholders or the Registered Share Pledgees of Common Share and in the same priority as to the holders and the registered share pledgees of other type of preferred shares. Class A Preferred Shares: 700 yen for each share ("Class A Preferred Distribution Amount of Residual Assets") Class B Preferred Shares: 700 yen for each share ("Class B Preferred Distribution Amount of Residual Assets") 2. Whenever the Company* has any remaining residual assets after a distribution of residual assets in accordance with the preceding paragraph, it shall distribute the amount shown below to the Preferred Shareholders or the Registered Share Pledgees of Preferred Shareholders, in the same priority as to the Common Shareholders or the Registered Share Pledgees of Common Share, and the holders and the registered share pledgees of other type of preferred shares. Class A Preferred Shareholders: For each share of the Preferred Shares, the amount obtained by* multiplying the amount of residual assets per share of common share by the conversion rate then in effect for the Class A Preferred Shares Class B Preferred Shareholders: For each share of the Preferred Shares, the amount obtained by* multiplying the amount of residual assets per share of common share by the conversion rate then in effect for the Class B Preferred Shares*
Article 10-5 (Voting Rights) The Class A Preferred Shares shall have voting rights at a Shareholders Meetings. 2. The Class B Preferred Shares shall not have voting rights at a Shareholders Meeting unless otherwise stipulated by law.	Article 12-5 (Voting Rights) The Class A Preferred Shareholders shall have voting rights at a Shareholders Meetings. 2. The Class B Preferred Shareholders shall not have voting rights at a Shareholders Meeting unless otherwise stipulated by law.

(To be continued on next page)

Original Provisions	Proposed Revisions
Article 10-6 (Conversion Right) During the period from March 14, 2007 to March 13, 2026 ("Class A Preferred Shares Conversion Right Exercise Period"), the Class A Preferred Shareholders may request conversion of the Class A Preferred Shares into common share at the ratio of 10 shares of common share per share of the Class A Preferred Shares ("Conversion Rate for Class A Preferred Shares," provided that if such conversion ratio is reset pursuant to the following, the "Conversion Rate for Class A Preferred Shares" shall refer to such conversion ratio as so reset). In the event of a statutory merger, share exchange, share transfer, corporate division, capital decrease or other event resulting in a change in the number of shares of common share issued, the Conversion Rate for Class A Preferred Shares shall be adjusted to a conversion ratio determined by the Board of Directors to be appropriate, if such adjustment is deemed necessary in view of equitable fairness for the rights and interests of the Class A Preferred Shareholders.	Article 12-6 (Conversion Right*) During the period from March 14, 2007 to March 13, 2026 ("Class A Preferred Shares Conversion Right Exercise Period"), the Class A Preferred Shareholders may request the Company to acquire Class A Preferred Shares held by Class A Preferred Shareholders and in exchange issue common share at the ratio of 10 shares of common share per share of the Class A Preferred Shares ("Conversion Rate for Class A Preferred Shares," provided that if such conversion ratio is reset pursuant to the following, the "Conversion Rate for Class A Preferred Shares" shall refer to such conversion ratio as so reset) (the Company acquiring shares with share acquisition claim rights attached and in exchange issuing common share shall be referred to as "Conversion" hereinafter). In the event of a statutory merger, share exchange, share transfer, corporate division, or other event resulting in a change in the total number of shares of common share of the Company issued, the Conversion Rate for Class A Preferred Shares shall be adjusted to a conversion ratio determined by the Board of Directors to be appropriate, if such adjustment is deemed necessary in view of equitable fairness for the rights and interests of the Class A Preferred Shareholders. If the calculation of the number of shares of common share to be issued upon Conversion of Class A Preferred Shares based on the Conversion Rate for Class A Preferred Shares as adjusted would result in a fractional share of less than one share, such a fractional share shall be handled in accordance with Article 167 Paragraph 3 of the Company Law.
2. During the period from the day immediately succeeding the Payment Date to March 13, 2026, the Class B Preferred Shareholders may request conversion of the Class B Preferred Shares into common share at the ratio of 10 shares of common share per share of the Class B Preferred Shares ("Conversion Rate for Class B Preferred Shares," provided that if such conversion ratio is reset pursuant to the following, the "Conversion Rate for Class B Preferred Shares" shall refer to such conversion ratio as so reset). In the event of a statutory merger, share exchange, share transfer, corporate division, capital decrease or other event resulting in a change in the number of shares of common share issued, the Conversion Rate for Class B Preferred Shares shall be adjusted to a conversion ratio determined by the Board of Directors to be appropriate, if such adjustment is deemed necessary in view of equitable fairness for the rights and interests of the Class B Preferred Shareholders.	2. During the period from the day immediately succeeding the Payment Date to March 13, 2026 ("Class B Preferred Shares Conversion Right Exercise Period"), the Class B Preferred Shareholders may request the Company do Conversion at the ratio of 10 shares per share of the Class B Preferred Shares ("Conversion Rate for Class B Preferred Shares," provided that if such conversion ratio is reset pursuant to the following, the "Conversion Rate for Class B Preferred Shares" shall refer to such conversion ratio as so reset). In the event of a statutory merger, share exchange, share transfer, corporate division, or other event resulting in a change in the total number of shares of common share of the Company issued, the Conversion Rate for Class B Preferred Shares shall be adjusted to a conversion ratio determined by the Board of Directors to be appropriate, if such adjustment is deemed necessary in view of equitable fairness for the rights and interests of the Class B Preferred Shareholders.

(To be continued on next page)

Original Provisions	Proposed Revisions
	If the calculation of the number of shares of common share to be issued upon Conversion of Class B Preferred Shares based on the Conversion Rate for Class B Preferred Shares as adjusted would result in a fractional share of less than one share, such a fractional share shall be handled in accordance with Article 167 Paragraph 3 of the Company Law.
Article 10-7 (Mandatory Conversion) At any time on or after March 14, 2026, shares of the Class A Preferred Shares for which the Conversion Right into common share has not been exercised during the period in which the Conversion Right into common share is available, will be mandatorily converted into common share pursuant to the Conversion Rate for Class A Preferred Shares then in effect, as of the effective date of conversion pursuant to Article 222-9 of the Commercial Code.	Article 12-7 (Mandatory Conversion) For shares of the Class A Preferred Shares for which the Conversion Right into common share has not been exercised during the Class A Preferred Shares conversion right exercise period, after March 14, 2026, the Company, with a decision of the Board of Directors, may acquire all the Class A preferred Shares, for which the Conversion Right has not been exercised, on a day after said day, which shall be specified by the Board of Directors, and in exchange may issue common share for each of the Class A Preferred Shares at the Conversion Rate for Class A Preferred Shares then in effect.
2. At any time on or after March 14, 2026, shares of the Class B Preferred Shares for which the Conversion Right into common share has not been exercised during the period in which the Conversion Right into common share is available, will be mandatorily converted into common share pursuant to the Conversion Rate for Class B Preferred Shares then in effect, as of the effective date of conversion pursuant to Article 222-9 of the Commercial Code.	2. For shares of the Class B Preferred Shares for which the Conversion Right into common share has not been exercised during the Class B Preferred Shares conversion right exercise period, after March 14, 2026, the Company, with a decision of the Board of Directors, may acquire all the Class B preferred Shares, for which the Conversion Right has not been exercised, on a day after said day, which shall be specified by the Board of Directors, and in exchange, may issue common share for each of the Class B Preferred Shares at the Conversion Rate for Class B Preferred Shares then in effect.

(To be continued on next page)

Original Provisions	Proposed Revisions
Article 10-8 (Split and Consolidation of Shares, Share Subscription Rights etc.) Whenever the Company shall engage in any split or consolidation of shares, it will also do so simultaneously and with the same ratio for each of the common share, Class A Preferred Shares and Class B Preferred Shares. Whenever the Company shall grant shareholders subscription rights for shares, or subscription rights for share acquisition rights or bonds with share acquisition rights attached ("Share Subscription Rights etc."), in each such case the Company shall also grant the Share Subscription Rights etc. relating to the common share to the common shareholders, Share Subscription Rights etc. relating to the Class A Preferred Shares to the Class A Preferred Shareholders and Share Subscription Rights etc. relating to the Class B Preferred Shares to the Class B Preferred Shareholders, simultaneously and with the same ratio, pursuant to such conditions, including allocation price and exercise price, which are equitably fair in view of the rights and interests of the Class A Preferred Shareholders and Class B Preferred Shareholders.	Article 12-8 (Split and Consolidation of Shares, Allocation of Share by Subscription Invitation etc.) Whenever the Company shall engage in* any split or consolidation of shares, it will also do* so simultaneously and with the same ratio for each of the common share, Class A Preferred Shares and Class B Preferred Shares. Whenever the Company shall grant shareholders rights to receive allocation of shares by subscription invitation or share subscription rights by subscription invitation (including bonds with share acquisition rights attached; the same being applicable hereinafter), in each such case the Company shall grant the rights to receive allocation of the common share or the Share Acquisition Rights intended for the common share to the common shareholders, the rights to receive allocation of the Class A Preferred Shares or the Share Acquisition Rights intended for the Class A Preferred Shares to the Class A Preferred Shareholders and the rights to receive allocation of the Class B Preferred Shares or the Share Acquisition Rights intended for the Class B Preferred Shares to the Class B Preferred Shareholders, simultaneously and with the same ratio, pursuant to such conditions, including allocation price and exercise price, which are equitably fair in view of the rights and interests of the Class A Preferred Shareholders and Class B Preferred Shareholders. Whenever the Company shall engage in free share allocation or free share acquisition right allocation, in each case the Company shall grant free share allocation of the common share or free share acquisition right allocation of share acquisition rights intended for the common share to the common shareholders, free share allocation of the Class A Preferred Shares or free share acquisition right allocation of share acquisition rights intended for the Class A Preferred Shares to the Class A Preferred Shareholders, and free share allocation of the Class B Preferred Shares or free share acquisition right allocation of share acquisition rights intended for the Class B Preferred Shares to the Class B Preferred Shareholders, simultaneously and with the same ratio.

(To be continued on next page)

Original Provisions	Proposed Revisions
2. In the case of the split of shares, the Class A Preferred Distribution Amount of Residual Assets shall be adjusted to the amount calculated in accordance with the following formula: $\text{Class A Preferred Distribution Amount of Residual Assets after adjustment} = \text{Class A Preferred Distribution Amount of Residual Assets before adjustment} \times \frac{\text{Number of Class A Preferred Shares prior to split}}{\text{Number of Class A Preferred Shares after split}}$	2. In the case of the split of shares, the Class A Preferred Distribution Amount of Residual Assets shall be adjusted to the distribution amount of residual assets calculated in accordance with the following formula:* $\text{Class A Preferred Distribution Amount of Residual Assets after adjustment} = \text{Class A Preferred Distribution Amount of Residual Assets before adjustment} \times \frac{\text{Number of Class A Preferred Shares prior to split}}{\text{Number of Class A Preferred Shares after split}}$
3. In the case of the consolidation of shares, the Class A Preferred Distribution Amount of Residual Assets shall be adjusted to the amount calculated in accordance with the following formula: $\text{Class A Preferred Distribution Amount of Residual Assets after adjustment} = \text{Class A Preferred Distribution Amount of Residual Assets before adjustment} \times \frac{\text{Number of Class A Preferred Shares prior to consolidation}}{\text{Number of Class A Preferred Shares after consolidation}}$	3. In the case of the consolidation of shares, the Class A Preferred Distribution Amount of Residual Assets shall be adjusted to the distribution amount of residual assets calculated in accordance with the following formula: $\text{Class A Preferred Distribution Amount of Residual Assets after adjustment} = \text{Class A Preferred Distribution Amount of Residual Assets before adjustment} \times \frac{\text{Number of Class A Preferred Shares prior to consolidation}}{\text{Number of Class A Preferred Shares after consolidation}}$
4. In the case of the issuance of new shares pursuant to subscription rights granted to shareholders, the Class A Preferred Distribution Amount of Residual Assets shall be adjusted to the amount calculated in accordance with the following formula; provided that reasonable adjustment shall be made to the original issue price per share of the Class A Preferred Shares or the issue price per share of the Class A Preferred Shares before adjustment as used in the following formula, upon the occurrence of any split, consolidation of the Class A Preferred Shares or any similar events. $\text{Class A Preferred Distribution Amount of Residual Assets after adjustment} = \text{Class A Preferred Distribution Amount of Residual Assets before adjustment} \times \frac{\text{Original issue price per share of Class A Preferred Shares} \times \text{Number of Class A Preferred Shares before issuance of new shares} + \text{Issue price per share of newly issued Class A Preferred Shares} \times \text{Number of newly issued Class A Preferred Shares}}{\text{Original issue price per share of Class A Preferred Shares} \times \text{Number of Class A Preferred Shares after issuance of new shares}}$	4. In the case of the delivery of shares pursuant to rights to receive allocation of shares by subscription invitation or free share allocation granted to shareholders, the Class A Preferred Distribution Amount of Residual Assets shall be adjusted to the distribution amount of residual assets calculated in accordance with the following formula; provided that reasonable adjustment shall be made to the original issue price per share of the Class A Preferred Shares or the price to be paid per share of the Class A Preferred Shares before adjustment as used in the following formula, upon the occurrence of any split, consolidation of the Class A Preferred Shares or any similar events. $\text{Class A Preferred Distribution Amount of Residual Assets after adjustment} = \text{Class A Preferred Distribution Amount of Residual Assets before adjustment} \times \frac{\text{Original issue price per share of Class A Preferred Shares} \times \text{Number of Class A Preferred Shares before delivery of shares} + \text{Price to be paid per share of newly delivered Class A Preferred Shares} \times \text{Number of newly delivered Class A Preferred Shares}}{\text{Original issue price per share of Class A Preferred Shares} \times \text{Number of Class A Preferred Shares after delivery of shares}}$
Provided that, with respect to the second and subsequent issuances of new shares, the "original issue price per share of the Class A Preferred Shares" as used in the foregoing formula shall be deemed to be replaced with the "issue price per share of the Class A Preferred Shares after adjustment" as calculated in accordance with the following formula.	Provided that, with respect to the second and subsequent issuances of new shares, the "original issue price per share of the Class A Preferred Shares" as used in the foregoing formula shall be deemed to be replaced with the "price to be paid per share of the Class A Preferred Shares after adjustment" as calculated in accordance with the following formula.

(To be continued on next page)

Original Provisions	Proposed Revisions
$$\text{Issue price per share of Class A Preferred Shares after adjustment} = \frac{\text{Issue price per share of Class A Preferred Shares before adjustment} \times \text{Number of Class A Preferred Shares before preceding issuance of new shares} + \text{Issue price per share of Class A Preferred Shares issued in preceding issuance of new} \times \text{Number of Class A Preferred Shares newly issued in preceding issuance}}{\text{Number of Class A Preferred Shares after preceding issuance of new shares}}$$	$$\text{Price to be paid per share of Class A Preferred Shares after adjustment} = \frac{\text{Price to be paid per share of Class A Preferred Shares before adjustment} \times \text{Number of Class A Preferred Shares before preceding delivery of shares} + \text{Price to be paid per share of Class A Preferred Shares delivered in preceding delivery of shares} \times \text{Number of Class A Preferred Shares newly delivered in preceding issuance}}{\text{Number of Class A Preferred Shares after preceding delivery of new shares}}$$
5. In the case of the issuance of share acquisition rights or bonds with share acquisition rights attached pursuant to subscription rights in respect thereto granted to shareholders, the Class A Preferred Distribution Amount of Residual Assets shall be adjusted in an appropriate manner in accordance with Paragraph 4. 6. <Omitted> 7. With respect to the adjustment of the Class B Preferred Shares Distribution Amount of Residual Assets in the case of share split or consolidation, the issuance of new shares pursuant to subscription rights granted to the shareholders, or the issuance of share acquisition rights or bonds with share acquisition rights attached pursuant to subscription rights in respect thereto granted to shareholders, the terms "Class A Preferred Shares" and "Class A Preferred Shares Distribution Amount of Residual Assets" should be deemed to be replaced by the terms "Class B Preferred Shares" and "Class B Preferred Shares Distribution Amount of Residual Assets", respectively, for the application of Paragraphs 2 through 6.	5. In the case of the delivery of share acquisition rights pursuant to rights to receive allocation of share acquisition rights by subscription invitation granted to shareholders or the free share acquisition right allocation, the Class A Preferred Distribution Amount of Residual Assets shall be adjusted in an appropriate manner in accordance with Paragraph 4.* 6. <Unchanged> 7. With respect to the adjustment of the Class B Preferred Shares Distribution Amount of Residual Assets in the case of share split or consolidation, delivery of shares pursuant to rights to receive allocation of shares by subscription invitation granted to the shareholders or free share allocation, or delivery of share acquisition rights by subscription invitation pursuant to rights to receive allocation of share subscription rights by subscription invitation granted to the shareholders or free share acquisition right allocation, the terms "Class A Preferred Shares" and "Class A Preferred Shares Distribution Amount of Residual Assets" should be deemed to be replaced by the terms "Class B Preferred Shares" and "Class B Preferred Shares Distribution Amount of Residual Assets", respectively, for the application of Paragraphs 2 through 6.*
Article 11 (Ordinary and Extraordinary General Meetings) An ordinary general meeting of shareholders of the Company shall be convened within three (3) months from the day next following the last day of each business year and an extraordinary general meeting of shareholders may be convened whenever necessary.	Article 13 (Ordinary and Extraordinary General Meetings) An ordinary general meeting of shareholders of the Company shall be convened within three (3) months from the day next following the last day of each business year and an extraordinary general meeting of shareholders may be convened whenever necessary.*
＜Newly added＞	Article 14 (Reference Date for Ordinary General Meeting of Shareholders) The reference date for voting right at the ordinary general meeting of shareholders of the Company shall be March 31 every year.
Article 12 (Chairman) <Omitted>	Article 15 (Chairman) <Unchanged>

(To be continued on next page)

Original Provisions	Proposed Revisions
<Newly added>	Article 16 (Online Disclosure and Deemed Offering of General Meeting of Shareholders Reference Materials and Such) Through disclosure of information related to the items to be stated or posted in the general meeting of shareholders reference materials, business reports, financial reports, and consolidated financial reports in conjunction with the convocation of a general meeting of shareholders by the method of using the Internet under the provision in the Justice Ministry Ordinance, the Company may deem that such information has been offered to the shareholders.
Article 13 (Method of Adopting Resolutions) 1. Unless otherwise provided for by laws or ordinances or in the Articles of Incorporation, resolutions of general meetings of shareholders shall be adopted by a majority of the votes held by the shareholders present thereat. 2. A special resolution pursuant to Section 343 of the Commercial Code shall be adopted by presence of the shareholders holding not less than one-third (1/3) of the voting rights held by all shareholders of the Company and by two-third (2/3) of the votes held by the shareholders present thereat.	Article 17 (Method of Adopting Resolutions) 1. Unless otherwise provided for by laws or ordinances or in the Articles of Incorporation, resolutions of general meetings of shareholders shall be* adopted with a majority of the votes held by the shareholders who are present thereat and can exercise their voting rights. 2. A resolution pursuant to Article 309 Paragraph 2 of the Company Law shall be adopted by presence of the shareholders holding not less than one-third (1/3) of the voting rights held by shareholders of the Company who can exercise their voting rights and by* two-third (2/3) of the votes held by the shareholders present thereat.
Article 14 (Exercise of Voting Rights through Proxy) When a shareholder wishes to exercise his voting rights through a proxy, he must file with the Company an instrument proving the authority of the proxy for each general meeting of shareholders; provided, however, that the proxy is also a shareholder of the Company entitled to exercise voting rights.	Article 18 (Exercise of Voting Rights through Proxy) A shareholder may exercise his voting rights through one (1) other shareholder having voting right as a proxy. In case of the above, the shareholder or its proxy must submit to the Company an instrument proving the authority of the proxy.
Article 14-2 (Classified Shareholders Meeting) Provisions of Articles 12 and 14 shall apply correspondingly to a classified shareholders meeting. <Newly added> <Newly added>	Article 19 (Classified Shareholders Meeting) Provisions of Article 15, Article 16, Paragraph 1of Article 17, and the preceding article shall apply correspondingly to a classified shareholders meeting. 2. The provision of Article 14 shall apply correspondingly to a classified shareholders meeting held on the same day of a general meeting of shareholders. 3. A resolution of a classified shareholders meeting pursuant to Article 324 Paragraph 2 of the Company Law shall be adopted by presence of the shareholders holding not less than one-third (1/3) of the voting rights held by shareholders of the Company who can exercise their voting rights at the classified shareholders meeting and by two-third (2/3) of the votes held by the shareholders present thereat.
Article 15 (Number of Directors) <Omitted>	Article 20 (Number of Directors) <Unchanged>

(To be continued on next page)

Original Provisions	Proposed Revisions
Article 16 (Election of Directors) Directors shall be elected at general meetings of shareholders. 2. In order to adopt the resolution for election referred to in the preceding paragraph, shareholders holding not less than one-third (1/3) of the voting rights held by all shareholders of the Company shall be present thereat. 3. <Omitted>	Article 21 (Election of Directors) Directors shall be elected by resolution of general meetings of shareholders. 2. A resolution for election referred to in the preceding paragraph shall be adopted by presence of the shareholders holding not less than one-third (1/3) of the voting rights held by shareholders of the Company who can exercise their voting rights and by a majority of the votes held by the shareholders present thereat. 3. <Unchanged>
Article 17 (Executive Directors) One or more Executive Directors shall be appointed by a resolution of the Board of Directors. 2. Each of the Executive Directors represents the Company and executes the Company's business in accordance with a resolution of the Board of Directors.	Article 22 (Executive Directors) The Board of Directors shall select one or more Executive Directors from among the Directors by its resolution.* 2. Each of the Executive Directors represents the Company and executes the Company's business.
Article 18 (Directors with Special Titles) The Board of Directors may, by its resolutions, appoint one (1) Chairman of the Board, one (1) President, one or more Vice Chairmen of the Board, Executive Vice Presidents, one or more Executive Managing Directors and one or more Managing Directors; provided, however, that some of the above-mentioned offices may be left vacant. 2. <Omitted>	Article 23 (Directors with Special Titles) The Board of Directors may, by its resolutions, select one (1) Chairman of the Board, one (1) President, one or more Vice Chairmen of the Board, Executive Vice Presidents, one or more Executive Managing Directors and one or more Managing Directors from among the Directors; provided, however, that some of the above-mentioned offices may be left vacant. 2. <Unchanged>
Article 19 (Terms of Office of Directors) The terms of office of Directors shall expire at the conclusion of the ordinary general meeting of shareholders with respect to the last closing of accounts within one (1) year after their assumption of office. 2. The term of office of any Director elected to fill a vacancy shall expire when the term of office of his predecessor would have expired.	Article 24 (Terms of Office of Directors) The terms of office of Directors shall expire at the conclusion of the ordinary general meeting of shareholders with respect to the latest business year ending within one (1) year after their being elected. <Deleted>
Article 20 (Remuneration for Directors) The remuneration and retirement allowances for Directors shall be determined by a resolution of a general meeting of shareholders.	Article 25 (Remuneration etc. for Directors) The remuneration, bonus, and other property gains received from the Company in consideration of execution of duties (hereinafter, "Remuneration etc.") for Directors shall be determined by a resolution of a general meeting of shareholders.

(To be continued on next page)

Original Provisions	Proposed Revisions
Article 21 (Board of Directors) The Board of Directors shall make decisions on the execution of the important business affairs of the Company, in addition to the matters specially provided for by laws or ordinances and in the Articles of incorporation. 2. Notice of convocation of a meeting of the Board of Directors shall be dispatched to each Director and each Corporate Auditor at least five (5) days prior to the date set for such meeting unless such date is predetermined by the Board of Directors; provided, however, that in case of emergency, their period may be shortened. <Newly added>	Article 26 (Notice of Convocation of Meeting of Board of Directors) <Deleted> Notice of convocation of a meeting of the Board of Directors shall be dispatched to each Director and each Corporate Auditor at least five (5) days prior to the date set for such meeting unless such date is predetermined by the Board of Directors; provided, however, that in case of emergency, their period may be shortened.* 2. Notwithstanding the provisions of the preceding paragraph, by consent of all the Directors and Corporate Auditors, a Meeting of the Board of Directors may be held without undertaking the convocation procedures.
<Newly added>	Article 27 (Omission of Resolutions at Meeting of Board of Directors) When a Director submits a proposal regarding some matter for the purpose of obtaining the resolution of the Board of Directors, if all the Directors, who may be involved in the decision-making for the matter, express their assent through documents or electromagnetic record and no Corporate Auditors express an objection thereto, it shall be deemed that a resolution of the Board of Directors to approve the proposal has been made.
Article 22 (Regulations of the Board of Directors) Matters concerning the Board of Directors shall be governed by the Regulations of the Board of Directors to be established by the Board of Directors, unless otherwise provided for by laws or ordinances or in the Articles of Incorporation.	Article 28 (Regulations of the Board of Directors) Matters concerning the Board of Directors shall be governed by the Regulations of the Board of Directors to be established by* the Board of Directors, in addition to laws or ordinances or in the Articles of Incorporation.*
Article 22-2 (Exempting Directors from Liability) Based on the provisions of Article 266 Paragraph 12 of the Commercial Code and with the resolution by the Board of Directors, the Company may release Directors (including former Directors) from liability in relation to an act specified in Paragraph 1 Item 5 of said Article within the limits of law. 2. Based on Article 266 Paragraph 19 of the Commercial Code, the Company may conclude an agreement regarding limiting of liability indemnity due to an act specified in Paragraph 1 Item 5 of said Article with Outside Directors. However, the limit of liability indemnity based on such agreement shall be within the limit stipulated by law.	Article 29 (Exempting Directors from Liability) Based on the provisions of Article 426 Paragraph 1 of the Company Law and by the resolution of the Board of Directors, the Company may release Directors (including former Directors) from liability indemnity due to failure in duty within the limits of law. 2. Based on Article 427 Paragraph 1 of the Company Law, the Company may conclude an agreement regarding limiting of liability indemnity due to failure in duty with Outside Directors. However, the limit of liability indemnity based on such agreement shall be within the limit stipulated by law.
Article 23 (Number of Corporate Auditors) <Omitted>	Article 30 (Number of Corporate Auditors) <Unchanged>

(To be continued on next page)

Original Provisions	Proposed Revisions
Article 24 (Election of Corporate Auditors) Corporate Auditors shall be elected at general meetings of shareholders. 2. In order to adopt the resolution for election referred to in the preceding paragraph, shareholders holding not less than one-third (1/3) of the voting rights held by all shareholders of the Company shall be present thereat.	Article 31 (Election of Corporate Auditors) Corporate Auditors shall be elected by the resolution at general meetings of shareholders. 2. A resolution for election referred to in the preceding paragraph shall be adopted by presence of shareholders holding not less than one-third (1/3) of the voting rights held by shareholders of the Company who can exercise their voting rights and by a majority of the votes held by the shareholders present thereat.
Article 25 (Terms of Office of Corporate Auditors) The terms of office of Corporate Auditors shall expire at the conclusion of the ordinary general meeting of shareholders with respect to the last closing of accounts within four (4) years after their assumption of office. 2. The term of office of any Corporate Auditor elected to fill a vacancy shall expire when the term of office of his predecessor would have expired.	Article 32 (Terms of Office of Corporate Auditors) The terms of office of Corporate Auditors shall expire at the conclusion of the ordinary general meeting of shareholders with respect to the latest business years ending within four (4) years after their being elected. 2. The term of office of any Corporate Auditor, elected to fill a vacancy in place of a Corporate Auditor who resigned before the end of their term, shall expire when the term of office of his predecessor would have expired.
Article 26 (Remuneration for Corporate Auditors) The remuneration and retirement allowances for Corporate Auditors shall be determined by a resolution of a general meeting of shareholders.	Article 33 (Remuneration etc. for Corporate Auditors) The remuneration etc. for Corporate Auditors shall be determined by a resolution of a general meeting of shareholders.
Article 27 (Board of Corporate Auditors) The Board of Corporate Auditors shall deliberate or decide on important matters concerning performance of their office in addition to the matters specially provided for by laws or ordinances and in the Articles of Incorporation. 2. Notice of convocation of a meeting of the Board of Corporate Auditors shall be dispatched to each Corporate Auditor at least five (5) days prior to the date set for such meeting unless such date is predetermined by the Board of Corporate Auditors; provided, however, that in case of emergency, their period may be shortened. <Newly added>	Article 34 (Notice of Convocation of Meeting of Board of Corporate Auditors) <Deleted> Notice of convocation of a meeting of the Board of Corporate Auditors shall be dispatched to each Corporate Auditor at least five (5) days prior to the date set for such meeting unless such date is predetermined by the Board of Corporate Auditors; provided, however, that in case of emergency, their period may be shortened.* 2. Notwithstanding the provisions of the preceding paragraph, with the consent of all of the Corporate Auditors, a Meeting of the Board of Corporate Auditors may be held without undertaking the convocation procedures.
Article 28 (Regulations of the Board of Corporate Auditors) Matters concerning the Board of Corporate Auditors shall be governed by the Regulations of the Board of Corporate Auditors to be established by the Board of Corporate Auditors, unless otherwise provided for by laws or ordinances or in the Articles of incorporation.	Article 35 (Regulations of the Board of Corporate Auditors) Matters concerning the Board of Corporate Auditors shall be governed by the Regulations of the Board of Corporate Auditors to be established by the Board of Corporate Auditors, in addition to laws or ordinances or in the Articles of incorporation.
Article 29 (Corporate Executive Auditors) Corporate Executive Auditor(s) shall be selected by the Corporate Auditors from among their number.	Article 36 (Corporate Executive Auditors) The Board of Corporate Auditors shall select Corporate Executive Auditor(s) from among the Corporate Auditors by its resolution.

(To be continued on next page)

Original Provisions	Proposed Revisions
<Newly added>	Article 37 (Exempting Corporate Auditors from Liability) Based on the provisions of Article 426 Paragraph 1 of the Company Law and by the resolution of the Board of Directors, the Company may release Corporate Auditors (including former Corporate Auditors) from liability indemnity due to failure in duty within the limits of law. 2. Based on Article 427 Paragraph 1 of the Company Law, the Company may conclude an agreement regarding limiting of liability indemnity due to failure in duty with Outside Corporate Auditors. However, the limit of liability indemnity based on such agreement shall be within the limit stipulated by law.
<Newly added>	Chapter VI Accounting Auditors
<Newly added>	Article 38 (Election of Accounting Auditors) Accounting Auditors shall be elected by resolution of general meetings of shareholders.
<Newly added>	Article 39 (Terms of Office of Accounting Auditors) The terms of office of Accounting Auditors shall expire at the conclusion of the ordinary general meeting of shareholders with respect to the latest business year ending within one (1) year after their being elected. 2. Accounting Auditors, unless a different resolution was otherwise passed at the ordinary general meeting of shareholders in the preceding paragraph, shall be deemed to be reappointed at the corresponding ordinary general meeting of shareholders.
<Newly added>	Article 40 (Remuneration etc. for Accounting Auditors) The Remuneration etc. for Accounting Auditors shall be determined by the Executive Directors with the consent of the Board of Corporate Auditors.
Chapter VI Accounts	Chapter VII Accounts
Article 30 (Business Year and Closing of Accounts) The business year of the Company shall be from April 1 of each year to March 31 of the following year, and the accounts shall be closed at the end of each business year.	Article 41 (Business Year*) The business year of the Company shall be one (1) year from April 1 of each year to March 31 of the following year.*
Article 31 (Dividends) Dividends of the Company shall be paid to those shareholders or pledgees whose names are mentioned or recorded as such on the register of shareholders at the closing thereof on March 31 of each year.	Article 42 (Year-End Dividends) The Company may, by a resolution of the Board of Directors, distribute retained earnings as year-end dividends to those shareholders or registered share pledgees whose names are mentioned or recorded as such on the register of shareholders at the closing thereof on March 31 of each year.

(To be continued on next page)

Original Provisions	Proposed Revisions
Article 32 (Interim Dividends) The Company may, by a resolution of the Board of Directors, pay interim dividends (cash distributions as provided for in Article 293-5 of the Commercial Code; hereinafter the same being applicable) to those shareholders or pledgees whose names are mentioned or recorded as such on the register of shareholders at the closing thereof on September 30 of each year.	Article 43 (Interim Dividends) The Company may, by a resolution of the Board of Directors, distribute retained earnings as stated in Article 454 Paragraph 5 of the Company Law to those shareholders or registered share pledgees whose names are mentioned or recorded as such on the register of shareholders at the closing thereof on September 30 of each year.
Article 33 (Prescription Period of Dividends) In case dividends or interim dividends remain unreceived for three (3) full years from the date of the commencement of the payment thereof, the Company shall be exempted from the obligation of paying such dividends. 2. No interest shall accrue on unpaid dividends or interim dividends.	Article 44 (Prescription Period of Dividends) In case distributed property takes the form of dividends of money, if it is unreceived for three (3) full years from the date of the commencement of the payment thereof, the Company shall be exempted from the obligation of paying such dividends. 2. No interest shall accrue on unpaid dividends.
Supplementary Provisions Article 1 (82nd Term Preferred Share Dividend) Notwithstanding the provisions of Article 10-2, the dividend amount to be paid to the Preferred Shareholders or the Registered Pledgees of Preferred Shares for the 82nd Term shall be the amount as shown below: Class A Preferred Shares: The amount obtained by multiplying the dividend amount to be paid to the Common Shareholders or the Registered Pledgees of Common Share for the 82nd Term by 180/365. (However, fractions shall be rounded down.) Class B Preferred Shares: The amount obtained by multiplying the dividend amount to be paid to the Common Shareholders or the Registered Pledgees of Common Share for the 82nd Term by 180/365. (However, fractions shall be rounded down.)	<Deleted>
Article 2 (Conversion of Class B Preferred Shares on or before the last day of March 2006) If a request for conversion with respect to the Class B Preferred Shares is made on or before the last day of March 2006, the requested conversion will be deemed to have been made on March 14, 2006 with respect to the calculation of dividends for the 82nd Term in respect of issued shares of common share.	<Deleted>

Bill No. 3: Election and Appointment of Nine Directors

The terms of office of all the (nine) Directors shall expire at the close of this Ordinary General Meeting of Shareholders, and all of them shall resign from their posts.

A proposal is made, therefore, to vote upon nine Candidates for Director.

Candidates for Director

Name: Tomoyo Nonaka (Candidate 1)
Date of Birth: June 18, 1954
Business Activities:

Jan. 1995	Appointed as member of the Financial System Council of the Ministry of Finance (current position)
Jan. 2001	Appointed as member of the Legislative Council of the Ministry of Justice (current position)
Apr. 2001	Appointed as chairperson of the board of directors of the Nikko Research Center, Ltd. (currently Nikko Financial Intelligence, Inc.)
Mar. 2002	Appointed as Director of ASAHI Breweries Ltd. (current position)
June 2002	Appointed as Director of SANYO Electric Co., Ltd.
June 2005	Appointed as Executive Director & Chairman of SANYO Electric Co., Ltd. (current position)
	Appointed as Chairman & Officer (current position)
	Appointed as General Manager of Brand Development H.Q. (current position)

Number of shares of SANYO Electric Co., Ltd. owned: 16,000 shares

Name: Toshimasa Iue (Candidate 2)
Date of Birth: December 3, 1962
Business Activities:

Apr. 1989	Joined SANYO Electric Co., Ltd.
Feb. 1995	Appointed as Managing Director of Tottori SANYO Electric Co., Ltd.
Apr. 1996	Appointed as General Manager of Soft Energy Business Headquarters, SANYO Electric Co., Ltd.
June 1996	Appointed as Director
June 1998	Appointed as Managing Director
June 1999	Appointed as Director
	Appointed as Executive Officer
June 2002	Appointed as Executive Director
	Appointed as Executive Vice President & Officer
June 2005	Appointed as Executive Director& President (current position)
	Appointed as President & Officer (current position)
Aug. 2005	Appointed as Chairman of Business Operating Officers Committee (current position)

Number of shares of SANYO Electric Co., Ltd. owned: 2,003,000 shares

(To be continued on next page)

Name: Koichi Maeda (Candidate 3)

Date of Birth: December 20, 1948

Business Activities:

April 1971	Joined Sumitomo Bank, Limited (currently Sumitomo Mitsui Banking Corporation)
June 1999	Appointed as Officer
June 2002	Appointed as Senior Officer
Nov. 2003	Appointed as Executive Director and President of SMFG Corporate Recovery Servicer Co., LTD.
Nov. 2005	Appointed as Vice President & Officer of SANYO Electric Co., Ltd. (current position)
Dec. 2005	Appointed as General Manager of H.Q. Administration Division, SANYO Electric Co., Ltd. (current position)
Feb. 2006	Appointed as Executive Director& Executive Vice President (current position)

Number of shares of SANYO Electric Co., Ltd. owned: 1,000 shares

Name: Kazuhiko Suruta (Candidate 4)

Date of Birth: January 7, 1955

Business Activities:

April 1977	Joined Daiwa Securities Co., Ltd.
Feb. 2003	Appointed as General Manager of Financial Institutions (I) of Daiwa Securities SMBC Co., Ltd.
June 2003	Appointed as Officer
April 2005	Appointed as Senior Officer
Feb. 2006	Appointed as Director& Executive Vice President of SANYO Electric Co., Ltd. (current position)

Number of shares of SANYO Electric Co., Ltd. owned: 0 shares

Name: Tetsuo Naraha (Candidate 5)

Date of Birth: April 25, 1960

Business Activities:

June 1986	Joined Fukutake Shoten (currently Benesse Corp.)
Oct. 1994	Joined McKinsey & Company, Inc.
Oct. 1999	Joined Goldman Sachs (Japan) Ltd.
Dec. 2004	Appointed as Managing Director (current position)
Feb. 2006	Appointed as Director& Executive Vice President of SANYO Electric Co., Ltd. (current position)

Number of shares of SANYO Electric Co., Ltd. owned: 0 shares

(To be continued on next page)

Name: Toshinao Matsushima (Candidate 6)

Date of Birth: February 13, 1959

Business Activities:

Apr. 1981	Joined Daiwa Securities Co., Ltd.
Apr. 2001	Appointed as General Manager of Principal Finance, Daiwa Securities SMBC Co., Ltd.
Apr. 2005	Appointed as Officer (current position)
Feb. 2006	Appointed as Director of SANYO Electric Co., Ltd. (current position)

Number of shares of SANYO Electric Co., Ltd. owned: 0 shares

Name: Ankur Sahu (Candidate 7)

Date of Birth: October 18, 1969

Business Activities:

Oct. 1998	Joined Goldman Sachs & Company
Jan. 2004	Appointed as General Manager of Principal Investments Area, Goldman Sachs (Japan) Ltd. (current position)
July 2005	Appointed as Director of Fujita Corp. (current position)
Aug. 2005	Appointed as Director of Universal Studios Japan (current position)
Nov. 2005	Appointed as Managing Director of Goldman Sachs (Japan) Ltd. (current position)
Feb. 2006	Appointed as Director of SANYO Electric Co., Ltd. (current position)

Representation of other companies:

Director of Oceans Holdings Co., Ltd.
Director of Fujita Holdings Co., Ltd.
Director of Crane Holdings Ltd.
Director of Rivulet Co., Ltd.

Number of shares of SANYO Electric Co., Ltd. owned: 0 shares

Name: Mitsuru Honma (Candidate 8)

Date of Birth: November 6, 1947

Business Activities:

April 1970	Joined SANYO Electric Co., Ltd.
April 2002	Appointed as Vice President of Soft Energy Company
June 2002	Appointed as Officer
April 2004	Appointed as Senior Officer
April 2005	Appointed as Executive Officer (current position), and Group Executive of Power Solutions Group (current position)
Feb. 2006	Appointed as Director (current position)
April 2006	Appointed as Group Executive of Evolution PJ Management Group (current position)

Number of shares of SANYO Electric Co., Ltd. owned: 7,000 shares

(To be continued on next page)

Name: Hidetoshi Arima (Candidate 9)

Date of Birth: March 26, 1952

Business Activities:

April 1977	Joined Tokyo SANYO Electric Co., Ltd.
Dec. 2003	Appointed as General Manager of Commercial Overseas H.Q., and Commercial Service H.Q., Commercial Group, SANYO Electric Co., Ltd., and as Executive Director and President of SANYO Commercial Service Co., Ltd. (current position)
April 2005	Appointed as Officer of SANYO Electric Co., Ltd. (current position), and as Vice President of Commercial Solutions Company, Commercial Solutions Group of SANYO Electric Co., Ltd. (current position)
Feb. 2006	Appointed as Director (current position)
April 2006	Appointed as General Manager of Corporate DNA Evolution Plan Management H.Q., Evolution PJ Management Group (current position)

Representation of other companies:

Executive Director and President of SANYO Commercial Service Co., Ltd.

Number of shares of SANYO Electric Co., Ltd. owned: 3,000 shares

Note: Mr. Toshinao Matsushima, and Mr. Ankur Sahu are candidates for Outside Director.

Bill No. 4: Election and Appointment of One Corporate Auditor

Corporate Auditor Mr. Toshio Morikawa shall resign from his post at the close of this Ordinary General Meeting of Shareholders. A proposal is made, therefore, to vote upon one Candidate for Corporate Auditor.

As for the submission of this bill, consent from the Board of Corporate Auditors has been obtained.

Candidate for Corporate Auditor

Name: Takeharu Nagata

Date of Birth: May 23, 1944

Business Activities:

April 1967	Joined Sumitomo Bank, Limited (currently Sumitomo Mitsui Banking Corporation)
Aug. 1986	Appointed as Manager of the Kurume Branch
May 1988	Appointed as Manager of the Umeda-shinmichi Branch
Oct. 1989	Appointed as General Manager of Business Research Dept.
June 1992	Appointed as Director
June 1997	Appointed as Managing Director
June 1999	Appointed as Senior Officer
June 2000	Appointed as Representative Executive Managing Director
	Appointed as Executive Officer
June 2002	Appointed as Vice President & Representative Director
	Appointed as Vice President & Officer
June 2005	Appointed as Representative Director & President of Keihanshin Real Estate Co., Ltd. (current position)
	Appointed as Director & Chairman of GINSEN Co., Ltd. (current position)
	Appointed as Corporate Auditor of Shionogi & Co., Ltd. (current position)

Representation of other companies:

Representative Director & President of Keihanshin Real Estate Co., Ltd.

Number of shares of SANYO Electric Co., Ltd. owned: 0 shares

Note: Mr. Takeharu Nagata is a candidate for Outside Corporate Auditors .

Application Procedure for Exercising Voting Right via the Internet

Before applying for the right to exercise your vote via the Internet, please read and consent to the particulars below.

1. Voting via the Internet is available only on the Voting Site provided by our company.
   The Voting Site can also be used by accessing the Internet from a cellular phone.

   [Voting Site] http://www.webdk.net

2. When you exercise your voting right via the Internet, enter your vote by selecting "yes" or "no" for the bills in the Voting Site on the Internet. Use the "Voting Right Exercise Code" and "Provisional Password" on the enclosed voting right exercise form to access the site.

3. The deadline for exercising your voting right via the Internet is the day before the general meeting of shareholders (June 22, 2006). We appreciate your early vote to facilitate vote counting.

4. In the event that a voting right is exercised both via the Internet and in writing, the vote cast via the Internet shall be accepted as the valid vote.

5. In the event that a voting right is exercised via the Internet more than once or redundantly exercised by accessing both from a PC and cellular phone, the vote cast last shall be accepted as the valid vote.

6. The Internet access fee to be paid to the provider and communication charge to be paid to the telecommunications carrier for exercising a voting right via the Internet shall be born by the shareholder.

[System Environment for Exercising Voting Right via the Internet]

To use the Voting Site, the following conditions are required for the system environment:

1. Access to Internet connections.
2. When exercising a voting right through a PC, Microsoft®Internet Explorer 5.5, Netscape 6.2, or a later version of these installed as the Internet browser.
3. When exercising a voting right through a cellular phone, model capable of 128-bit SSL encryption.
   (To ensure security, voting through a cellular phone is possible only by using a model capable of 128-bit SSL encryption.)

※Microsoft is a registered trademark of Microsoft Corporation in the United States and other countries. Netscape is a registered trademark of Netscape Communications Corporation in the United States and other countries.

If you have any questions about Exercising Voting Right via the Internet, please call Sumitomo Trust and Banking Co., Ltd., the manager of the register of our company's sharelholders .

Sumitomo Trust and Banking Co., Ltd. Stock Transfer Agency Department

Toll Free Number (Exclusive): 0120-186-417 (24 hours a day service)

<Request for Change of Address Form etc.>: Toll Free 0120-175-417 (24 hours a day service)

<Other Inquiries> : Toll Free 0120-176-417 (Weekday 9:00 –17:00)

(English Translation)

The Brief Statements of The Business Results for The Fiscal Year ended March 31, 2006

SANYO Electric Co., Ltd.

Date of Ordinary General Meeting of Shareholders : June 23, 2006

[1] Consolidated Results

Date of The Board of Directors : May 18, 2006

(1) Business Results for The Years ended March 31, 2006 and 2005

	Millions of Yen		
	2006	2005	Change
Net sales	¥ 2,397,026	¥ 2,484,639	(3.5 %)
Operating income (loss)	(17,154)	35,236	-
Net income (loss) from continuing operations before income taxes	(165,696)	(68,767)	
Net income (loss)	(205,661)	(171,544)	

		Yen	
Net income (loss) per share	: Basic	¥ (194.96)	¥ (92.48)
	: Diluted	(194.96)	(92.48)
Return on equity		(59.5 %)	(43.7 %)

(2) Financial Position as of March 31, 2006 and 2005

	Millions of Yen	
	2006	2005
Total assets	¥ 2,154,837	¥ 2,600,677
Stockholders' equity	402,892	288,268
Stockholders' equity as a % of total assets	18.7 %	11.1 %

(3) Estimates of Business Results for The Fiscal Year ending March 31, 2007

Net sales	¥ 2,400,000 Mil.
Net income	¥ 20,000 Mil.

[2] Non-consolidated Results

Date of The Board of Directors : May 18, 2006

(1) Business Results for The Years ended March 31, 2006 and 2005

	Millions of Yen		
	2006	2005	Change
Net sales	¥ 1,353,445	¥ 1,458,981	(7.2 %)
Operating income (loss)	(40,072)	(4,107)	-
Ordinary income (loss)	(48,275)	482	-
Net income (loss)	(360,991)	(87,800)	-
	Yen		
Net income (loss) per share : Basic	¥ (174.73)	¥ (47.33)	
: Diluted	-	-	
Cash dividends declared	-	¥ 3.00	

(2) Financial Position as of March 31, 2006 and 2005

	Millions of Yen	
	2006	2005
Total assets	¥ 1,321,013	¥ 1,429,432
Stockholders' equity	413,357	476,057
Stockholders' equity as a % of total assets	31.3 %	33.3 %

(3) Estimates of Business Results for The Fiscal Year ending March 31, 2007

Net sales	¥1,410,000 Mil.
Ordinary income	¥ 5,000 Mil.
Net income (loss)	¥ (10,000) Mil.